Exhibit 99.1

Chi-Med Reports 2019 Full Year Results and Provides Updates on Key Clinical Programs

Company to Host Annual Results Conference Call Today at 1:00 p.m. GMT / 8:00 a.m. EST / 9:00 p.m. HKT

London: Tuesday, March 3, 2020: Hutchison China MediTech Limited (“Chi-Med”) (Nasdaq/AIM: HCM), a commercial-stage biopharmaceutical company with eight oncology drug candidates in development around the world and a deep commercial presence in China, today announces its audited financial results for the year ended December 31, 2019 and provides updates on key clinical and commercial developments.

“2019 was a year in which we laid the foundations for a new era for Chi-Med,” said Simon To, Chairman of Chi-Med.  “Our first launched drug, Elunate®, is set to broaden patient access this year due to its recent addition to the NRDL1 in China.  We are scaling up our oncology commercial team in preparation for the potential launch of surufatinib, our first un-partnered oncology drug candidate, late this year in non-pancreatic NET2; and another two NDA3 submissions are imminent, one with savolitinib in lung cancer and a second with surufatinib in pancreatic NET, with launches anticipated for 2021.”

“Based on extensive clinical data, we also expect to initiate multiple global registration studies this year with fruquintinib, surufatinib and potentially savolitinib.  China registration studies with certain of our hematological malignancy assets are also in planning.”

“We believe that the potential launches of multiple new oncology products will address a broad range of unmet medical needs and benefit a large number of patients, propelling Chi-Med rapidly forward.”

RECENT OPERATING HIGHLIGHTS

Set out below are some of Chi-Med’s operating highlights for 2019 and so far this year.  For more details, please refer to “Operations Review” below.

SAVOLITINIB — GLOBAL

•                  AstraZeneca4 collaboration — Prime position in EGFR TKI5 resistant NSCLC6:

•           EGFRm7 NSCLC patients with acquired resistance to Tagrisso® driven by MET8 amplification: Published full results of TATTON study in The Lancet Oncology in 2020 for the savolitinib/Tagrisso® combination reporting 30% ORR9 and 5.4 months’ median PFS10 in 69 patients;

The SAVANNAH Phase II study, with registration potential, underway in North and South America, Europe and Asia, is on-target for interim analysis in mid-2020 and enrollment completion by end-2020;

•           EGFRm NSCLC patients with acquired resistance to Iressa® or Tarceva® driven by MET amplification:  Published full results of TATTON study in Lancet Oncology for the savolitinib/Tagrisso® combination reporting 64% ORR and 9.0 months’ median PFS in 93 patients; and

•           Completed enrollment in 70 patients Phase II registration study — MET Exon 14 deletion NSCLC:  Interim China Phase II data presented at CSCO11.  As a result of our regulatory interaction with the NMPA12, we now expect to submit savolitinib NDA in early 2020.

•                  Papillary renal cell carcinoma (“PRCC”) — Renewed global development strategy:

•           Actively evaluating restart in MET-driven PRCC:  In late 2018, enrollment was terminated in SAVOIR, a global Phase III registration study of savolitinib monotherapy compared with sunitinib monotherapy in MET-positive PRCC.  Data from the approximately 60 patients randomized in SAVOIR prior to termination has matured during 2019 and will be presented at an upcoming scientific conference in mid-2020. Based on these data, AstraZeneca and Chi-Med are actively evaluating the opportunity to restart clinical work in PRCC for monotherapy savolitinib; and

•           Preliminary signal for savolitinib/Imfinzi® (PD-L113) combination in all PRCC:  Presented data for the PRCC cohort of the CALYPSO Phase II study at ASCO GU14 showing the combination was tolerable and associated with durable efficacy. Median OS15 was 12.3 months and twelve-month OS rate was 52%. Based on these data, AstraZeneca and Chi-Med continue to explore development of the savolitinib and Imfinzi® combination.

•                  Promising savolitinib efficacy in MET-amplified gastric cancer:  The VIKTORY Phase II umbrella trial results were published in Cancer Discovery16.  VIKTORY sequenced 715 metastatic gastric cancer patients, with MET-amplification observed in 3.5% of patients.  In MET-amplified gastric cancer patients, savolitinib monotherapy met pre-specified 6-week PFS rate and reported an ORR of 50%.

SURUFATINIB — CHINA

•                  First targeted therapy to address NETs of all origins:  Recently reported two positive Phase III studies, SANET-ep (mid-2019) in non-pancreatic NET and SANET-p (early 2020) in pancreatic NET.  Both studies were terminated early following positive interim analyses that confirmed they had already met their median PFS primary endpoint:

•           China Non-pancreatic NET:  Presented full results of SANET-ep Phase III study at ESMO17 reporting a median PFS for surufatinib of 9.2 months as compared to 3.8 months for placebo (HR 0.334, p<0.0001). An NDA for the treatment of non-pancreatic NETs was submitted to the NMPA in China in November 2019 and Priority Review status was granted in December 2019; and

•           China Pancreatic NET:  Following positive interim analysis and early termination of the SANET-p Phase III study, NDA preparations are now underway.

•                  Initiated China Phase II/III study in biliary tract cancer (“BTC”):  Based on preliminary Phase Ib/IIa data, we initiated a Phase IIb/III registration study in BTC in China in March 2019; and

•                  Progressed PD-118 combination development:  Completed a Phase I dose-finding study in China of surufatinib plus Tuoyi®, an approved PD-1 monoclonal antibody from Junshi19, then initiated an exploratory Phase II study of the combination in early 2020 in multiple solid tumor indications.  Phase I development of surufatinib plus Tyvyt®, an approved PD-1 monoclonal antibody from Innovent20, is also in planning.

FRUQUINTINIB — CHINA

•                  Progress on Elunate® (fruquintinib capsules) in third-line colorectal cancer (“CRC”) in China:

•            $17.6 million in sales during 2019:  In-market sales of Elunate® to third-parties, as provided by Lilly21, in the first full year since its late 2018 launch; and

•            Inclusion in the National Reimbursement Drug List (“NRDL”):  Elunate® was included in the China NRDL in November 2019, with reimbursement effective January 1, 2020.  NRDL inclusion now makes Elunate® a highly attractive approved therapy in third-line CRC in China in terms of price, efficacy and safety profile.  Elunate® sales22 in January-February 2020, were $6.6 million.

•                  Phase III interim analysis in second-line gastric cancer:  In April 2019, an interim analysis for futility of the FRUTIGA study in China was performed. The IDMC23 recommended to continue the study without changes; and

•                  Progressed PD-1 combination development:  Approaching completion of Phase I dose-finding study in China of Elunate® plus Tyvyt® (Innovent).  Phase I development of Elunate® plus genolimzumab, a PD-1 monoclonal antibody under development by Genor24, is also now underway.

OTHER DEVELOPMENT CANDIDATES — CHINA

•                  Non-Hodgkin’s lymphoma (“NHL”):  Advanced Phase Ib dose expansion of both of our NHL assets, HMPL-523 (selective Syk25 inhibitor) and HMPL-689 (selective PI3Kδ26 inhibitor) in China.  We expect these Phase I/Ib studies to inform our China registration study decisions in 2020;

•                  HMPL-453 — selective FGFR27 1/2/3 inhibitor: We completed Phase I development, with a Phase II study in advanced malignant mesothelioma in China set to initiate; and

•                  IND28 clearance in China for HMPL-306: Our ninth in-house discovered asset, an IDH29 1/2 dual inhibitor, received China IND clearance in late 2019 with Phase I set to initiate.

INTERNATIONAL OPERATIONS

•                  Global development footprint:  Through our International organization, based in New Jersey, we have rapidly expanded our clinical and regulatory capabilities in the U.S., Europe and now Japan;

•                  Fruquintinib:  Completed EOP230 meetings with U.S. Food and Drug Administration (“FDA”) in February 2020, regarding our global Phase III, the FRESCO2 study, in colorectal cancer.  Europe and Japan EOP2 meetings are planned shortly;

•                  Surufatinib:   Data from a U.S. Phase I/Ib study were presented at ESMO.  In late 2019, the U.S. FDA granted Orphan Drug designation for the treatment of pancreatic NET.  Regulatory consultations in U.S., Europe and Japan are underway, to clarify registration pathway for surufatinib in NETs; and

•                  HMPL-523 and HMPL-689: Expanded development into the U.S. and Europe during 2019. Twenty Phase I sites are now enrolling and have completed multiple dose cohorts.

ORGANIZATION

•                Chi-Med Group compensation and share-based incentive policy:  The Group has comprehensively reviewed its compensation and share-based incentives policies, performed benchmarking research on peer group U.S. and China biotech companies and established a new competitive policy to ensure we are able to attract and retain top talent; and

•                  Establishment of China oncology commercial organization:  Currently over 140 commercial staff, aiming to recruit a total of 300-350 staff to support potential surufatinib launch in late 2020.

UPDATE ON IMPACT OF COVID-19

•                  Improvising amid Covid-19 challenges:  The outbreak is posing some challenges to our operations resulting from restrictions on movement in China.  Reduced patient hospital visits for clinical assessment affected the conduct of certain clinical studies and commercial team activities.  To-date, none of our manufacturing operations in China have been materially affected.  Our teams have adapted quickly and effectively thus far across our businesses, and we will continue to closely monitor what is an evolving situation.  At this stage we are unable to assess the long-term effect of the outbreak, if any.

KEY EVENTS PLANNED FOR 2020

Early 2020:

•                  Savolitinib — Phase Ib/II data (CALYPSO) — PRCC cohort overall survival results for the Imfinzi® / savolitinib combination presented at ASCO GU (February 2020);

•                  HMPL-453 — Phase II study start — FGFR 1/2/3 inhibitor in advanced malignant mesothelioma;

•                  Savolitinib — NDA submission in MET exon 14 deletion NSCLC in China — first NDA submission globally for savolitinib;

•                  Surufatinib — NDA submission in pancreatic NET in China — following the recent positive SANET-p Phase III interim analysis;

•                  PD-1 combos — Initiation of multiple Phase II studies in China — for surufatinib/fruquintinib in combination with Tuoyi®/Tyvyt®; and

•                  PD-1 combos — Phase I dose-finding data for surufatinib plus Tuoyi® combination — presentation of preliminary data at major scientific conference.

Mid-2020:

•                  HMPL-306 — First in Human dose of IDH 1/2 inhibitor — initiate Phase I study in China;

•                Savolitinib — Data from terminated Phase III study (SAVOIR) — presentation at major scientific conference of data comparing savolitinib to sunitinib in MET-driven PRCC patients; Mature data from about 60 patients;

•                  Savolitinib — Interim analysis on SAVANNAH — interim analysis on first ~50 patients on SAVANNAH Phase II study of the savolitinib/Tagrisso® combination;

•                  Surufatinib — Completion of global regulatory consultations — clarity on U.S., Europe and Japan registration pathway for surufatinib in NETs.  Initiation of required clinical studies in U.S. and Europe;

•                  Savolitinib — MET exon 14 deletion NSCLC data — presentation of full data from the savolitinib Phase II registration intent study at major scientific conference;

•                  Surufatinib — Phase III data (SANET-p) — presentation of full data from the SANET-p study in pancreatic-NET patients at a major scientific conference;

•                  Fruquintinib — Second Phase III interim analysis (FRUTIGA) — interim analysis for futility in second-line gastric cancer Phase III in China of fruquintinib / Taxol® (paclitaxel) combination;

•                  Fruquintinib — Global Phase III study (FRESCO2) — initiation of registration study of fruquintinib in >3rd line colorectal cancer in U.S., Europe and Japan; and

•                  HMPL-523 — Global Phase Ib expansion — in indolent NHL in U.S. and Europe.

Late 2020:

•                  Surufatinib — Phase II/III interim analysis — for futility in second-line BTC in China;

•                  Surufatinib — Potential NDA approval and launch for non-pancreatic NET in China — first un-partnered oncology drug launch for Chi-Med in China.  Commercial team of 300-350 medical sales personnel in place for launch;

•                  HMPL-689 — Potential registration study start — in indolent NHL in China;

•                  Fruquintinib — Enrollment completion of FRUTIGA — to complete enrollment of China Phase III registration study in second-line gastric cancer;

•                  Savolitinib — Enrollment completion of SAVANNAH — AstraZeneca to complete enrollment of global Phase II study, with registration potential, of savolitinib/Tagrisso® combination; and

•                  HMPL-689 — Global Phase Ib expansion — in indolent NHL in U.S. and Europe.

FINANCIAL HIGHLIGHTS

The items below are selected financial data for the year ended December 31, 2019. All dollars are expressed in US dollar currency unless otherwise stated.   For more details, please refer to “Financial Review”, “Operations Review” and “Audited Consolidated Financial Statements” below.

OVERALL GROUP:

•                  Group revenue of $204.9 million (2018: $214.1m).

•                  Net loss attributable to Chi-Med of $106.0 million (2018: net loss of $74.8m).

•                Adjusted Group net cash flows excluding financing activities was -$82.3 million (2018: -$49.1m).  Cash from our Commercial Platform, as well as cash received from our multi-national partners, continued to offset a material portion of our R&D31 expenses.

•                  Recent Nasdaq follow-on strengthens cash position.  We held cash, cash equivalents and short-term investments of $217.2 million as of December 31, 2019 (December 31, 2018: $301.0m).  In January 2020, we conducted a Nasdaq follow-on offering, raising an additional $110.1 million in net proceeds, to further strengthen our cash position; and

•                  Additional unutilized bank facilities of $119.3 million (December 31, 2018: $119.3m) and borrowings of $26.8 million (December 31, 2018: $26.7m).

INNOVATION PLATFORM:

•                  Consolidated revenue was $16.0 million (2018: $37.6m) mainly from service fee payments from AstraZeneca and Lilly.  2018 revenues included a one-time $13.5 million milestone payment from Lilly following fruquintinib approval; and

•                  Net loss from our Innovation Platform attributable to Chi-Med of $133.2 million (2018: net loss of $104.4m) resulting from expansion in the development of our eight clinical drug candidates, five of which are now in global development, and establishment of sizable international clinical and regulatory operations.

COMMERCIAL PLATFORM:

•                  Total consolidated sales up 7% (11% at CER32) to $188.9 million (2018: $176.5m) mainly due to continued progress on our Prescription Drugs subsidiary Hutchison Sinopharm33 as well as manufacturing sales and royalties from Elunate® during its first full year on the market;

•                  Total consolidated net income from our Commercial Platform attributable to Chi-Med up 9% (13% at CER) to $47.4 million (2018: $43.4m) underpinned by the growing profits of our legacy operations in China as well as Elunate®.

FINANCIAL GUIDANCE

In 2019 we performed in-line with our most recent guidance.  We provide Financial Guidance for 2020 below.

In 2020, on the broader Innovation Platform, we plan to continue to increase our investment in R&D particularly on clinical development of our main assets in the U.S., Europe and Japan as well as in China (as discussed in the “Product pipeline progress” section below).  On the Commercial Platform, we expect to continue to generate cash flow directly through our subsidiaries and via dividends from our joint ventures.  We assume at this stage that the financial impact of the recent Covid-19 outbreak will not be material to the Group.  Since we cannot predict how the situation will evolve, we will monitor and adjust if new material information emerges.

2020 Guidance
Adjusted (non-GAAP) Innovation Platform segment operating loss	$(180) — (210) million
Adjusted (non-GAAP) Group Net Cash Flows excluding financing activities	$(140) — (160) million

Use of Non-GAAP Financial Measures and Reconciliation — References in this announcement to adjusted Innovation Platform segment operating loss, adjusted Group net cash flows excluding financing activities and financial measures reported at CER are based on non-GAAP financial measures. Please see the “Use of Non-GAAP Financial Measures and Reconciliation” below for further information relevant to the interpretation of these financial measures and reconciliations of these financial measures to the most comparable GAAP measures, respectively.

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Conference Call and Audio Webcast Presentation Scheduled Today at 1:00 p.m. GMT / 8:00 a.m. EST / 9:00 p.m. HKT —  Investors may participate in the call as follows: +44 20 3936 2999 (U.K.) / 1 845 213 3398 (U.S.) / +852 5808 4954 (Hong Kong), or access a live audio webcast of the call via Chi-Med’s website at www.chi-med.com/investors/event-information/.

Additional dial-in numbers are also available at Chi-Med’s website. Please use participant access code “413486.”

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FINANCIAL STATEMENTS

Chi-Med will today file with the U.S. Securities and Exchange Commission its Annual Report on Form 20-F.

ANNUAL GENERAL MEETING

The Annual General Meeting of Chi-Med will be held at 4th Floor, Hutchison House, 5 Hester Road, Battersea, London SW11 4AN on Monday, April 27, 2020 at 11:00 a.m.

About Chi-Med

Chi-Med (Nasdaq/AIM: HCM) is an innovative biopharmaceutical company committed, over the past twenty years, to the discovery and global development of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases.  It has a portfolio of eight cancer drug candidates currently in clinical studies around the world and extensive commercial infrastructure in its home market of China. For more information, please visit: www.chi-med.com.

CONTACTS

Investor Enquiries

	Mark Lee, Senior Vice President	+852 2121 8200
	Annie Cheng, Vice President	+1 (973) 567 3786
	David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile) david.dible@citigatedewerogerson.com
	Xuan Yang, Solebury Trout	+1 (415) 971 9412 (Mobile) xyang@troutgroup.com

Media Enquiries

	UK & Europe — Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile) anthony.carlisle@cdrconsultancy.co.uk
	Americas — Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Asia	— Joseph Chi Lo, Brunswick	+852 9850 5033 (Mobile) jlo@brunswickgroup.com
	— Zhou Yi, Brunswick	+852 9783 6894 (Mobile) yzhou@brunswickgroup.com

Nominated Advisor

	Freddy Crossley / Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500

References

Unless the context requires otherwise, references in this announcement to the “Group,” the “Company,” “Chi-Med,” “Chi-Med Group,” “we,” “us,” and “our,” mean Hutchison China MediTech Limited and its consolidated subsidiaries and joint ventures unless otherwise stated or indicated by context.

Past Performance and Forward-Looking Statements

The performance and results of operations of the Group contained within this announcement are historical in nature, and past performance is no guarantee of future results of the Group. This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words like “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “pipeline,” “could,” “potential,” “first-in-class,” “best-in-class,” “designed to,” “objective,” “guidance,” “pursue,” or similar terms, or by express or implied discussions regarding potential drug candidates, potential indications for drug candidates or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that any of our drug candidates will be approved for sale in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such drug candidates will achieve any particular revenue or net income levels. In particular, management’s expectations could be affected by, among other things: unexpected regulatory actions or delays or government regulation generally; the uncertainties inherent in research and development, including the inability to meet our key study assumptions regarding enrollment rates, timing and availability of subjects meeting a study’s inclusion and exclusion criteria and funding requirements, changes to clinical protocols, unexpected adverse events or safety, quality or manufacturing issues; the inability of a drug candidate to meet the primary or secondary endpoint of a study; health crises in China or globally; the inability of a drug candidate to obtain regulatory approval in different jurisdictions or gain commercial acceptance after obtaining regulatory approval; global trends toward health care cost containment, including ongoing pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, intellectual property disputes, and government investigations generally; and general economic and industry conditions, including uncertainties regarding the effects of the persistently weak economic and financial environment in many countries and uncertainties regarding future global exchange rates. For further discussion of these and other risks, see Chi-Med’s filings with the U.S. Securities and Exchange Commission and on AIM. Chi-Med is providing the information in this announcement as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

In addition, this announcement contains statistical data and estimates that Chi-Med obtained from industry publications and reports generated by third-party market research firms. Although Chi-Med believes that the publications, reports and surveys are reliable, Chi-Med has not independently verified the data and cannot guarantee the accuracy or completeness of such data. You are cautioned not to give undue weight to this data. Such data involves risks and uncertainties and are subject to change based on various factors, including those discussed above.

Inside Information

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014.

Ends

1            National Reimbursement Drug List (“NRDL”)

2            Neuroendocrine Tumors (“NET”)

3            New Drug Application (“NDA”)

4            AstraZeneca AB (publ), a wholly owned subsidiary of AstraZeneca PLC

5            Epidermal growth factor receptor tyrosine kinase inhibitor (“EGFR TKI”)

6            Non-small cell lung cancer (“NSCLC”)

7            Epidermal growth factor receptor mutation (“EGFRm”)

8            Mesenchymal epithelial transition receptor (“MET”)

9            Objective response rate (“ORR”)

10     Progression free survival (“PFS”)

11     Chinese Society of Clinical Oncology 22nd Annual Meeting - September 2019

12     China National Medical Products Administration (“NMPA”)

13     Programmed Death-Ligand 1 (“PD-L1”)

14     American Society of Clinical Oncology Genitourinary Symposium — February 2020

15     Overall survival (“OS”)

16     Lee J, Kim ST, Kim K, et al. Tumor Genomic Profiling Guides Patients with Metastatic Gastric Cancer to Targeted Treatment: The VIKTORY Umbrella Trial. Cancer Discov. 2019;9(10):1388—1405. doi: 10.1158/2159-8290.CD-19-0442

17     European Society for Medical Oncology congress — September 2019

18     Programmed Cell Death Protein-1 (“PD-1”)

19     Shanghai Junshi Biosciences Co. Ltd (“Junshi”)

20     Innovent Biologics (Suzhou) Co. Ltd (“Innovent”)

21     Eli Lilly and Company (“Lilly”)

22     In-market sales of Elunate® to third-parties, as provided by Lilly and unaudited

23     Independent Data Monitoring Committee (“IDMC”)

24     Genor Biopharma Co. Ltd. (“Genor”)

25     Spleen tyrosine kinase (“Syk”)

26     Phosphoinositide 3-kinase delta (“PI3Kδ”)

27     Fibroblast growth factor receptor (“FGFR”)

28     Investigational New Drug application (“IND”)

29     Isocitrate dehydrogenase (“IDH”) 1/2

30     End of Phase 2 (“EOP2”)

31     Research & development (“R&D”)

32     We also report changes in performance at constant exchange rate (CER) which is a non-GAAP measure. Please refer to “Use of Non-GAAP Financial Measures and Reconciliation” below for further information relevant to the interpretation of these financial measures and reconciliations of these financial measures to the most comparable GAAP measures.

33     Hutchison Whampoa Sinopharm Pharmaceuticals (Shanghai) Company Limited (“Hutchison Sinopharm”).

34     American Association for Cancer Research Annual Meeting — April 2019

35     European Society for Medical Oncology Asia Congress — November 2019

36     Disease control rate (“DCR”)

37     Renal cell carcinoma (“RCC”)

38     Vascular endothelial growth factor receptor tyrosine kinase inhibitor (“VEGFR TKI”)

39     Vascular endothelial growth factor receptor (“VEGFR”)

40     Vascular endothelial growth factor (“VEGF”)

41     Pharmaceuticals and Medical Devices Agency of Japan (“PMDA”)

42     Colony stimulating factor-1 receptor (“CSF-1R”)

FINANCIAL REVIEW

Chi-Med Group revenue for the year ended December 31, 2019 was $204.9 million (2018: $214.1m).  Revenue from the Commercial Platform increased to $188.9 million (2018: $176.5m) driven mainly by our Prescription Drugs business which included full-year revenue from manufacturing sales and royalties from the commercial sale of Elunate® in 2019 as well as increased sales by our Hutchison Sinopharm business. Revenue from the Innovation Platform decreased to $16.0 million in 2019 (2018: $37.6m), primarily as a result of a $13.5 million fruquintinib approval milestone in 2018.

Group revenues do not include the revenues of our two large-scale, 50/50 joint ventures in China, Shanghai Hutchison Pharmaceuticals Limited (“SHPL”) and Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited (“HBYS”), since these are accounted for using the equity method.

In 2019, our Commercial Platform, which is a material source of profit and cash flow for Chi-Med, recorded an operating profit of $51.1 million (2018: $49.0m). This reflected growth from innovative medicines sales, partially offset by the discontinuation of our distribution of Seroquel® in May 2019 and weakening of the RMB against the U.S. dollar.  The Innovation Platform incurred an operating loss of $133.3 million (2018: operating loss of $104.6m) as a result of the expansion of clinical activities and related organizational growth, in particular the expansion of the savolitinib, fruquintinib, surufatinib, HMPL-523 and HMPL-689 development programs.

Net corporate unallocated expenses, primarily Chi-Med Group overhead and operating costs, increased to $17.2 million (2018: $10.7m) mainly due to organizational expansion and increased professional fees associated with equity capital market transactions.

Consequently, Chi-Med Group’s operating loss was $99.4 million (2018: operating loss of $66.3m).

The aggregate of interest and income tax expenses of the Chi-Med Group, as well as net income attributable to non-controlling interests was $6.6 million (2018: $8.5m).

The resulting total Group net loss attributable to Chi-Med was $106.0 million (2018: net loss of $74.8m).

As a result, Group net loss attributable to Chi-Med in 2019 was $0.16 per ordinary share / $0.80 per American depositary share (“ADS”), compared to net loss attributable to Chi-Med of $0.11 per ordinary share / $0.56 per ADS, in 2018.

Cash and Financing

Cash inflows from commercial operations and R&D collaborations offset a material portion of our R&D expense.  As a result, in 2019 total Chi-Med Adjusted (non-GAAP) Group net cash flows excluding financing activities was -$82.3 million despite Adjusted (non-GAAP) Innovation Platform segment operating loss of $149.3 million ($133.3m on GAAP basis).

The Chi-Med Group held cash, cash equivalents and short-term investments of $217.2 million as of December 31, 2019 (December 31, 2018: $301.0m).  In January 2020, we conducted a Nasdaq follow-on offering, raising an additional $110.1 million in net proceeds, to further strengthen our cash position.

Outstanding bank loans as of December 31, 2019 amounted to $26.8 million (December 31, 2018: $26.7m) and additional unutilized bank facilities available to the Group totaled $119.3 million (December 31, 2018: $119.3m).

In addition, as of December 31, 2019, our non-consolidated joint ventures (SHPL and HBYS) held $62.7 million (December 31, 2018: $41.9m) in cash and cash equivalents.  As of December 31, 2019, our non-consolidated joint ventures had no outstanding bank loans.

OPERATIONS REVIEW

We are an innovative, commercial-stage biopharmaceutical company based in China aiming to become a fully integrated global leader in the discovery, development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases.

INNOVATION PLATFORM

Our Innovation Platform is a comprehensive drug discovery and development operation, with a large team of about 500 scientists and staff (December 31, 2018: ~420) in China and at our international clinical operation in New Jersey.  Currently, we have eight self-discovered drug candidates in clinical trials, five of which are in global clinical development.

Our drug candidates were developed based on our core R&D philosophy in treating cancer and immunological diseases through multiple modalities and mechanisms. Our first wave of drug candidates, led by fruquintinib, surufatinib and savolitinib, are either at or approaching submission, approval and launch in major markets.  Our second wave of drug candidates, including HMPL-523 and HMPL-689, which focus on B-cell malignancies, as well as combination regimens of our first wave drug candidates with PD-1/PD-L1 inhibitors, which are compiling sufficient clinical data to soon inform registration studies decisions.

Product Pipeline Progress

SAVOLITINIB

Savolitinib is a novel, selective, oral inhibitor of MET, an enzyme which has been shown to function abnormally in many types of solid tumors.  In global partnership with AstraZeneca, savolitinib has been studied in over 1,000 patients to date, both as a monotherapy and in combinations.  We have two ongoing studies, which subject to positive clinical outcome, are designed to support NDA submission in lung cancer.  We are also actively evaluating the opportunity to re-start development in kidney cancer in 2020.  Studies in several other oncology indications have reported, or will report in 2020, and are likely to warrant further development.

Savolitinib — Lung cancer — MET is a prime target in NSCLC: The table below shows a summary of the clinical studies for savolitinib in lung cancer patients.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib monotherapy	MET Exon 14 deletion	China	II Regist.-intent	Completed enrollment	NCT02897479
Savolitinib and Tagrisso®	SAVANNAH: 2L/3L EGFRm+; Tagrisso® refractory; MET+	Global	II (potential registration)	Enrolling	NCT03778229
Savolitinib and Tagrisso®	TATTON: 2L/3L EGFRm+; EGFR TKI refractory; MET+	Global	Ib/II	Completed enrollment; data presented in 2019	NCT02143466
Savolitinib and Iressa®	2L EGFRm; Iressa® ref; MET+	China	Ib/II	Completed	NCT02374645

MET Exon 14 deletion NSCLC (NCT02897479) — It is estimated that 2-3% of NSCLC patients have MET Exon 14 deletion, which predicts poor prognosis and is believed to play an important role in driving tumor growth.  Current chemotherapies and immunotherapies provide limited efficacy in MET Exon 14 deletion NSCLC patients.  We have now completed enrollment for a 70 patient Phase II registration-intent study in China of savolitinib as a monotherapy for MET Exon 14 deletion NSCLC patients who have progressed following prior systemic therapy, or unable to receive chemotherapy.

At the CSCO Annual Meeting in September 2019, interim data were presented on the first 50 treated patients.  The overall data were encouraging, with efficacy in line with other selective MET inhibitors and savolitinib being generally well tolerated.  Based on feedback from our regulatory interaction, we now intend to submit our first NDA for savolitinib in this indication during H1 2020.  We also plan to submit the data for an upcoming scientific conference presentation in 2020.

EGFR TKI-resistance in NSCLC - MET-amplification is a major mechanism for acquired resistance to both first generation EGFR TKIs, such as Iressa® and Tarceva®, as well as third-generation EGFR TKIs like Tagrisso®.  Between 10 and 30% of EGFR mutation positive NSCLC patients develop MET amplification driven resistance to EGFR TKIs.  During the past three years, savolitinib has been studied extensively in these patients and meeting their needs represents a major focus for the Group.

TATTON study: Phase Ib/II expansion studies of savolitinib in combination with Tagrisso® in EGFR mutation positive TKI refractory NSCLC patients (NCT02143466) — The TATTON study is a global exploratory Phase I/Ib study in NSCLC aiming to recruit patients with MET amplification who had progressed after prior treatment with EGFR inhibitors.  As of data cut-off on March 29, 2019, over 220 patients had received the savolitinib plus Tagrisso® combination treatment across six TATTON treatment arms, Parts A, B1, B2, B3, C and D.  TATTON data was presented at both AACR34 and ESMO Asia35 in 2019 and published in The Lancet Oncology last month.  As summarized below, the combination demonstrated an encouraging anti-tumor activity and an acceptable risk-benefit profile, regardless of dose.

First-generation EGFR TKI, such as Iressa® and Tarceva®, refractory NSCLC patients with acquired resistance driven by MET amplification.

TATTON Part B2 (no prior third-generation EGFR-TKI, T790M negative) of 51 patients who received treatment, there were 33 confirmed responses (65% ORR) with 45 patients experiencing disease control (88% DCR36). The median PFS was 9.0 months (95% CI: 5.5, 11.9).

TATTON Part B3 (no prior third-generation EGFR-TKI, T790M positive) of 18 patients who received treatment, there were 12 confirmed responses (67% ORR) with 18 patients experiencing disease control (100% DCR). The median PFS was 11.0 months (95% CI: 4.0, not reached).

Tagrisso® or another experimental third-generation EGFR TKI refractory NSCLC patients with acquired resistance driven by MET amplification

TATTON Part B1 (prior third-generation EGFR-TKI) of 69 patients who received treatment, there were 21 confirmed responses (30% ORR) with 52 patients experiencing disease control (75% DCR).  The median PFS was 5.4 months (95% CI: 4.1, 8.0).

TATTON Part D, a study of an additional 42 patients was designed to compare against Part B2 in order to select the most tolerable regimen for long term use, highlighting that a lower dose did not impair clinical efficacy, while maintaining a better tolerability profile.  TATTON D led to the selection of the 300 mg savolitinib plus 80 mg Tagrisso® combination dose as the final regimen for the SAVANNAH study, below.

SAVANNAH (NCT03778229) —  Phase II study of savolitinib / Tagrisso® combination in EGFR mutation positive NSCLC patients who have progressed following first or second-line Tagrisso® therapy due to MET amplification — The SAVANNAH study is a single-arm, open-label study, with the potential for registrational use, enrolling in North and South America, Europe and Asia. We target to conduct an interim analysis and complete enrollment by the end of 2020.

Savolitinib — Kidney cancer — MET is a clear genetic driver in RCC37: The table below shows a summary of the clinical studies for savolitinib in kidney cancer patients.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib and Imfinzi®	CALYPSO: PRCC	UK/Spain	II	Interim data ASCO GU 2020	NCT02819596
Savolitinib and Imfinzi®	CALYPSO: Clear cell RCC; VEGFR TKI[38] refractory	UK/Spain	II	Enrolling - Data in 2020	NCT02819596
Savolitinib monotherapy	SAVOIR: MET-driven PRCC	Global	III	Terminated — data to present mid-2020	NCT03091192

Savolitinib and Immunotherapy Combinations — Immunotherapy combinations are changing the treatment landscape in kidney cancer.  Anti-PD-L1 antibodies have been associated with clinical benefits in metastatic RCC, and MET dysregulation is considered to play an important role in the pathogenesis of RCC.

CALYPSO Phase II in RCC of savolitinib with Imfinzi® PD-L1 inhibitor combination (NCT02819596) — The CALYPSO study is an investigator initiated open-label Phase I/II study of savolitinib in combination with Imfinzi®, an anti-PD-L1 antibody owned by AstraZeneca.  The study is evaluating the safety and efficacy of the savolitinib/Imfinzi® combination in patients with PRCC and clear cell RCC at sites in the U.K. and Spain.

CALYPSO PRCC cohort — Interim data for the PRCC cohort of the CALYPSO Phase II study were presented at 2020 ASCO GU reporting an ORR of 27%, median PFS of 4.9 months (95% CI: 2.5, 12.0) and median OS of 12.3 months (95% CI: 5.8, 21.3).  Tolerability remained in keeping with established single agent safety profiles.  AstraZeneca and Chi-Med continue to explore development in PRCC for the savolitinib and Imfinzi® combination.

SAVOIR Phase III in MET-positive PRCC (NCT03091192) — In December 2018, enrollment was terminated in SAVOIR, a global Phase III registration study of savolitinib monotherapy compared with sunitinib monotherapy in MET-positive PRCC.  The early termination was driven by multiple factors including PRCC molecular epidemiology data and emerging favorable data in PRCC for immunotherapies.

Data from the approximately 60 patients randomized in SAVOIR prior to termination has matured during 2019 and will be presented at an upcoming scientific conference in mid-2020. Based on these data, AstraZeneca and Chi-Med are actively evaluating the opportunity to restart clinical work in PRCC for monotherapy savolitinib.

Savolitinib — Gastric cancer:  Multiple Phase II studies have been conducted in Asia to study savolitinib in MET-driven gastric cancer patients. The table below shows a summary of these clinical studies.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib monotherapy	Gastric cancer (MET amplification) and VIKTORY	China & South Korea	Ib/II	Completed	NCT01985555 / NCT02449551
Savolitinib and Taxotere®	VIKTORY: Gastric cancer (MET amplification)	South Korea	II	Patient enrollment directed to savolitinib mono due to high efficacy observed	NCT02447406
Savolitinib and Taxotere®	VIKTORY: Gastric cancer (MET over-expression)	South Korea	II		NCT02447380

Savolitinib monotherapy in MET amplified gastric cancer patients (NCT01985555 / NCT02449551) — The VIKTORY study is an investigator initiated Phase II umbrella study in gastric cancer in which a total of 715 patients were successfully sequenced into 10 molecular-driven patient groups.   Patients with MET amplification (25/715, or 3.5% of patients) were treated with savolitinib monotherapy, reporting an ORR of 50% (10/20, 95% CI: 28.0, 71.9) and meeting pre-specified 6-week PFS rates.  The investigators of VIKTORY have concluded that encouraging clinical efficacy of savolitinib in MET-amplified gastric cancer warrants further study.

Savolitinib — Other exploratory studies: The table below shows a summary of the clinical study for savolitinib in prostate and colorectal cancer patients.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Savolitinib monotherapy	Metastatic Castration-Resistant Prostate Cancer	Canada	II	Enrolling	NCT03385655
Savolitinib monotherapy	MET-driven metastatic colorectal cancer	US	II	Enrolling	NCT03592641

The prostate cancer study is an umbrella study and is sponsored by the Canadian Cancer Trials Group targeting to enroll approximately 500 patients with savolitinib being one of six arms.  The exploratory colorectal cancer study is sponsored by the National Cancer Institute and targets to enroll approximately 15 patients.

FRUQUINTINIB (ELUNATE®)

Fruquintinib is a novel, selective, oral inhibitor of VEGFR39 1/2/3 kinases that was designed to improve kinase selectivity to minimize off-target toxicity and improve tolerability.

Chi-Med retains all rights to fruquintinib outside of China and is partnered with Lilly in China. The table below shows a summary of the clinical studies for fruquintinib.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Fruquintinib monotherapy	FRESCO: ≥3L CRC; chemotherapy refractory	China	III	Approved and launched	NCT02314819
Fruquintinib monotherapy	CRC & breast cancer	US	Ib	Global registration study in planning	NCT03251378
Fruquintinib and paclitaxel	FRUTIGA: 2L gastric cancer	China	III	Enrolling; 2nd interim analysis in 2020	NCT03223376
Fruquintinib and Iressa®	1L NSCLC; EGFRm	China	II	Completed; final results presented in Nov 2019	NCT02976116
Fruquintinib and Tyvyt® (PD-1)	CRC	China	II	Enrolling	NCT04179084
Fruquintinib and Tyvyt® (PD-1)	Advanced solid tumors	China	Ib/II	Enrolling	NCT03903705
Fruquintinib and genolimzumab (PD-1)	CRC	China	Ib	Enrolling	NCT03977090
Fruquintinib and genolimzumab (PD-1)	NSCLC	China	Ib	Enrolling	NCT03976856

Fruquintinib — Colorectal Cancer:

Fruquintinib capsules, sold under the brand name Elunate®, are approved for metastatic CRC (third-line) patients that have been previously treated with fluoropyrimidine, oxaliplatin and irinotecan, including those who have previously received anti-VEGF40 therapy and/or anti-EGFR therapy (RAS wild type).

Elunate® launch update - In late 2018, our collaboration partner Lilly commenced commercial sales of Elunate® in China.  In-market sales in 2019 of Elunate®, as provided by Lilly, totaled $17.6 million (2018: $1.7m) resulting from out-of-pocket payments from patients.  Sales during the last quarter of 2019 were $0.5 million, significantly lower than the $5.7 million quarterly run-rate in the first three quarters of 2019, as a result of rebates and downward price adjustments required in the distribution channel in the lead up to NRDL inclusion.

We estimate that about 3,000 patients paid for treatment with Elunate® during 2019, representing about 5% of the approximately 55,000 new third-line CRC per year in China.  Penetration was limited by materially higher pricing of Elunate® relative to Stivarga® (Bayer) and certain local VEGFR TKIs that are routinely prescribed off-label in third-line CRC.

On January 1, 2020, the price of Elunate® was reduced by 63% in China, and it was added to the NRDL. This paves the way to significantly broaden access for advanced CRC patients and rapidly build Elunate® penetration in China over the coming years.

Global development of fruquintinib in metastatic CRC — We intend to initiate a Phase III registration study, known as the FRESCO2 study, in the U.S., Europe and Japan in CRC.  In February 2020, we completed an EOP2 meeting with the U.S. FDA, and meetings with the European Medicines Agency and Japanese PMDA41 are planned for the second quarter of 2020.  FRESCO2, is expected to start enrolling patients in mid-2020.  Based on our agreement with the U.S. FDA, both FRESCO and FRESCO 2 study, if positive, will support our NDA application.

Fruquintinib — Gastric Cancer:

Phase III study of fruquintinib in combination with paclitaxel in gastric cancer (second-line) (NCT03223376) —The FRUTIGA study is a randomized, double-blind, Phase III study in China to evaluate the efficacy and safety of fruquintinib combined with paclitaxel compared with paclitaxel monotherapy for second-line treatment of advanced gastric cancer. Over 540 patients are expected to be enrolled into the FRUTIGA study at a 1:1 ratio with the primary endpoint of this study being OS.

In April 2019, we conducted the first interim analysis of the FRUTIGA study for futility.  Following the analysis of safety and efficacy of the first 100 patients, the IDMC recommended to continue the study without changes. We expect to conduct a second interim analysis in mid-2020 and complete enrollment of the study in 2020.

Fruquintinib — NSCLC:

Phase II study of fruquintinib in combination with Iressa® in first-line NSCLC (NCT02976116) — We have completed a 50-patient, single-arm, multi-center, open-label, Phase II study of fruquintinib in combination with Iressa® in China in the first-line setting for NSCLC patients with EGFR activating mutations.

Final results from this Phase II study were presented at ESMO Asia 2019, reporting promising efficacy with ORR of 72% and median PFS 14.7 months (95% CI: 12.5, 21.2).  Fruquintinib exhibited an overall acceptable safety profile, we believe as a result of its high kinase selectivity.

Fruquintinib — Combinations with Checkpoint Inhibitors:

In November 2018, we entered into two collaboration agreements to evaluate the safety, tolerability and efficacy of fruquintinib in combination with checkpoint inhibitors. We are now approaching completion of Phase I dose-finding study in China of Elunate® plus Tyvyt® (PD-1, Innovent) and Phase I development of Elunate® plus genolimzumab (PD-1, Genor) is also now underway.

Fruquintinib — Exploratory development:

We are conducting multiple Phase Ib expansion cohorts in the U.S., to explore fruquintinib in CRC and breast cancer.  In China, Lilly is also preparing to support investigator initiated studies in multiple solid tumor settings.

SURUFATINIB

Surufatinib is a novel, oral angio-immuno kinase inhibitor that selectively inhibits the tyrosine kinase activity associated with VEGFR and FGFR, which both inhibit angiogenesis, and CSF-1R42, which regulates tumor-associated macrophages, promoting the body’s immune response against tumor cells.

Chi-Med currently retains all rights to surufatinib worldwide.

Surufatinib is in several late-stage and proof-of-concept trials in China and proof-of-concept clinical trials in the U.S. A summary of these clinical studies is shown in the table below.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
Surufatinib monotherapy	SANET-ep: Non-pancreatic NET	China	III	Met primary endpoint; NDA accepted	NCT02588170
Surufatinib monotherapy	SANET-p: Pancreatic NET	China	III	Met primary endpoint; preparing NDA	NCT02589821
Surufatinib monotherapy	NETs; BTC and soft tissue sarcoma	US/EU	Ib	Global registration strategy in regulatory discussion (NETs)	NCT02549937
Surufatinib monotherapy	Chemotherapy refractory BTC	China	IIb/III	Enrolling	NCT03873532
Surufatinib and Tuoyi® (PD-1)	Solid tumors (eight indications)	China	II	Enrolling	NCT04169672

Surufatinib — Neuroendocrine Tumors (NET):

NETs present in the body’s organ system with fragmented epidemiology.  About 55-75% of NETs originate in the gastrointestinal (“GI”) tract and pancreas, 25-30% in the lung or bronchus, and a further 10-20% in other organs or unknown origins.

In China, there were about 67,600 newly diagnosed NET patients in 2018 and, while no China prevalence data exists, we believe that there could be over 400,000 patients living with the disease.

NETs can be functional, releasing hormones and peptides that cause symptoms like diarrhea and flushing, or non-functional with no such symptoms. Early-stage NETs which are often functional, about 8-35% of patients, can be treated with somatostatin analogue (“SSA”) subcutaneous injections, which alleviate symptoms and slow NET growth, but have limited tumor reduction efficacy.  SSAs are approved and reimbursed in China.

Advanced-NETs grow more quickly and in China, Sutent® is approved in pancreatic NET while Afinitor®, an m-TOR inhibitor, is approved in non-functional NETs in the pancreas, lung and GI tract.  These approvals however, cover only about half of advanced-NET patients.

Phase III study of surufatinib monotherapy in non-pancreatic NET (SANET-ep) (NCT02588170) — In late 2019, an NDA for surufatinib for the treatment of patients with advanced non-pancreatic NET was accepted for review by the China NMPA. The NDA is supported by data from the SANET-ep study, a Phase III study in China in patients with grade 1 and 2 advanced non-pancreatic NET.

A 198-patient interim analysis was conducted on SANET-ep in mid-2019, leading the IDMC to determine that it had met the pre-defined primary endpoint of PFS and should be stopped early. The positive results of this trial were highlighted in an oral presentation at the 2019 ESMO Congress. Median PFS per investigator assessment was 9.2 months for patients treated with surufatinib, as compared to 3.8 months for patients in the placebo group (HR 0.334; 95% CI: 0.223, 0.499; p<0.0001).  Efficacy was also supported by Blinded Independent Image Review Committee assessment. Surufatinib was well-tolerated in this study and the safety profile is consistent with observations in prior clinical studies.

In late 2019, the China NMPA granted Priority Review status to the NDA for surufatinib in non-pancreatic NET.

Phase III study of surufatinib monotherapy in pancreatic NET (SANET-p) (NCT02589821) — In early 2020, an interim analysis was conducted on SANET-p, also leading the IDMC to recommend that the study stop early as the pre-defined primary endpoint of PFS had already been met. Following the success of SANET-p, we now plan to arrange a pre-NDA meeting with the China NMPA and will prepare for NDA submission in this indication.  The results of this study will be submitted for presentation at a scientific conference in mid-2020.

The positive SANET-ep and SANET-p Phase III studies now position surufatinib to potentially be approved in the full-spectrum of advanced-NET disease in China.  We believe that no other approved targeted therapy can address and treat all subtypes of NETs.

Global development of surufatinib in NET — In addition to our China studies, we have been conducting a Phase Ib study in the U.S. to assess safety and tolerability for surufatinib in western patients.  This Phase Ib study, which is guiding our planning for a registration study in the U.S., Europe and Japan, has confirmed 300 mg as the recommended dose for further development, the same as for China.  Preliminary data presented at ESMO 2019 showed promising anti-tumor activity with an ORR of 13.3% and disease control in 73.3% of the 15 heavily treated pancreatic NET patients.  Surufatinib was well-tolerated with a safety profile consistent with our China studies.

The U.S. FDA granted orphan drug designation to surufatinib for the treatment of pancreatic NET in late 2019, and we are now in regulatory consultations in the U.S., Europe and Japan to explore potential registration pathway on the basis of the two positive China Phase III studies (SANET-ep and SANET-p).  These consultations will complete in mid-2020 resulting in clarification of our global registration pathway for surufatinib in NETs.  We target to initiate the global clinical studies required to support NDA submission during 2020.

Surufatinib — Biliary Tract Cancer (BTC):

Phase IIb/III study of surufatinib monotherapy in second line BTC (NCT03873532) — In early 2019, based on preliminary Phase Ib/IIa data, we initiated a registration-intent Phase IIb/III study comparing surufatinib with capecitabine in patients with unresectable or metastatic BTC whose disease progressed on first-line chemotherapy. The primary endpoint is OS and we expect to conduct an interim analysis for futility in 2020.

Surufatinib — Combinations with Checkpoint Inhibitors:

Surufatinib’s ability to inhibit angiogenesis, block the accumulation of tumor associated macrophages and promote infiltration of effector T cells into tumors, could help improve the anti-tumor activity of PD-1 antibodies.

In late 2018, we entered into a global collaboration with Junshi to evaluate the combination of surufatinib with Tuoyi® (PD-1).  We have completed a Phase I dose-finding study and will submit results for presentation at an upcoming scientific conference in early 2020.  A Phase II study is already enrolling patients in a number of solid tumor indications in China and a Phase Ib/II study is in planning and expected to be initiated in the U.S. in 2020.

In late 2019, we expanded our global collaboration agreement with Innovent to evaluate the safety and efficacy of Tyvyt® (PD-1) in combination with surufatinib.

Surufatinib — Exploratory development:

We are now conducting multiple Phase Ib expansion cohorts in the U.S. to explore surufatinib use in BTC and soft tissue sarcoma.  In China, we intend to support investigator initiated studies in multiple solid tumor settings.

HMPL-523

HMPL-523 is a novel, selective, oral inhibitor targeting Syk, for the treatment of hematological cancers and immune diseases. Syk is a component in B-cell receptor signaling pathway. We currently retain all rights to HMPL-523 worldwide. The table below shows a summary of the clinical studies for HMPL-523.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-523 monotherapy	Indolent non-Hodgkin’s lymphoma	Australia	Ib	Enrolling	NCT02503033
HMPL-523 monotherapy	Indolent non-Hodgkin’s lymphoma	US/EU	I/Ib	Enrolling	NCT03779113
HMPL-523 monotherapy	Multiple sub-types of B-cell malignancies	China	I/Ib	Enrolling	NCT02857998
HMPL-523 monotherapy	Immune thrombocytopenia	China	I/Ib	Enrolling	NCT03951623

Phase Ib studies of HMPL-523 in indolent non-Hodgkin’s lymphoma and multiple subtypes of B-cell malignancies (NCT02503033/NCT02857998) — Our Phase I/Ib dose escalation and expansion studies in Australia and China have now enrolled over 190 patients in a broad range of hematological cancers. We expect these Phase I/Ib data to inform registration study decisions in China in 2020.

Phase I study of HMPL-523 in indolent non-Hodgkin’s lymphoma (NCT03779113) — Based on extensive proof-of-concept clinical data in China and Australia, we have now initiated a Phase I/Ib study in the U.S. and Europe.  Patient enrollment is underway.

Phase I/Ib study of HMPL-523 in patients with immune thrombocytopenia purpura (ITP) — In mid-2019, we started a Phase I study of HMPL-523 for the treatment of immune thrombocytopenia, an autoimmune disorder characterized by low platelet count and an increased bleeding risk.

HMPL-689

HMPL-689 is a novel, selective oral inhibitor targeting the isoform PI3Kδ, a component in the B-cell receptor signaling pathway. HMPL-689’s pharmacokinetic (“PK”) properties are favorable with good oral absorption, moderate tissue distribution and low clearance in preclinical PK studies, we therefore anticipate low risk of drug accumulation and drug-to-drug interaction.  We currently retain all rights to HMPL-689 worldwide. The table below shows a summary of the clinical studies for HMPL-689.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-689 monotherapy	Healthy volunteers	Australia	I	Completed	NCT02631642
HMPL-689 monotherapy	Indolent non-Hodgkin’s lymphoma	US/EU	I/Ib	Enrolling	NCT03786926
HMPL-689 monotherapy	Indolent non-Hodgkin’s lymphoma	China	Ib	Enrolling	NCT03128164

Our Phase I/Ib study of HMPL-689 in China has successfully established a Phase II dose and has now expanded into multiple sub-categories of indolent non-Hodgkin’s lymphoma. We expect these Phase I/Ib data to inform registration study decisions in China in 2020.  Furthermore, we have initiated a Phase I/Ib study in the U.S. and Europe, with patient enrollment underway.

HMPL-453

HMPL-453 is a novel, selective, oral inhibitor targeting FGFR 1/2/3.  Aberrant FGFR signaling is associated with tumor growth, promotion of angiogenesis, as well as resistance to anti-tumor therapies.  We currently retain all rights to HMPL-453 worldwide.  The table below shows a summary of the clinical studies for HMPL-453.

Treatment	Name, Line, Patient Focus	Sites	Phase	Status/Plan	NCT #
HMPL-453 monotherapy	Advanced malignant mesothelioma	China	II	Initiating	NCT04290325
HMPL-453 monotherapy	Solid tumors	China	I	Enrollment completed	NCT03160833

Our Phase I study of HMPL-453 in China has successfully established a Phase II dose and is now expanding into a Phase II study.  This is a single-arm, multi-center, open-label study, evaluating the efficacy, safety and PK of HMPL-453 in patients with advanced malignant mesothelioma that failed at least one line of systemic therapy.

HMPL-306

HMPL-306 is a novel small molecule dual-inhibitor of IDH1 and 2 enzymes. IDH1 and IDH2 mutations have been implicated as drivers of certain hematological malignancies, gliomas and solid tumors, particularly among acute myeloid leukemia patients. The IND application in China has been cleared and we expect to begin Phase I development in mid-2020.

EPITINIB AND THELIATINIB

We have completed Phase I/Ib studies of both epitinib, an EGFR inhibitor with demonstrated ability to penetrate the blood-brain barrier, and theliatinib, a novel small molecule EGFR inhibitor. We are reviewing further development strategies for both assets.

DISCOVERY RESEARCH & PRECLINICAL DEVELOPMENT

We strive to create differentiated novel oncology and immunology treatments with global potential. These include furthering both small molecule and monoclonal antibody therapies which address aberrant genetic drivers, inactivated T-cell response and insufficient T-cell response.  We design drug candidates with profiles that enable them to be used in innovative combinations with other therapy, such as chemotherapy, immunotherapy and other targeted therapy in order to attack disease simultaneously through multiple modalities and pathways.  We believe that this approach can significantly improve treatment outcomes for patients.

The aim of our in-house discovery is to submit a novel drug candidate for clinical development each year or so.

COMMERCIAL PLATFORM

Our Commercial Platform is a large-scale, high-performance drug marketing and distribution platform covering over 330 cities and towns in China with approximately 3,500 sales personnel.  Built over the past 19 years, it has been focused on two main business areas.

First, our Prescription Drugs business which includes our launched novel oncology drug (Elunate®) and our joint ventures Hutchison Sinopharm and SHPL, for which we manage directly and run all day-to-day operations.  Second, is our Consumer Health business which mainly sells market-leading, household-name over-the-counter (“OTC”) drug products through our non-consolidated joint venture HBYS.

During 2019, the Commercial Platform delivered continued solid growth in sales and net income growth on a CER basis.  Consolidated sales of our Commercial Platform’s subsidiaries grew by 7% (11% at CER) to $188.9 million (2018: $176.5m). The sales of our Commercial Platform’s non-consolidated joint ventures, SHPL and HBYS, fell 1% (up 3% at CER) to $487.5 million (2018: $491.5m). This resulted in consolidated net income attributable to Chi-Med from our Commercial Platform up 9% (13% at CER) to $47.4 million (2018: $43.4m).

PRESCRIPTION DRUGS BUSINESS:

In 2019, consolidated sales of our Prescription Drugs subsidiaries increased by 13% (18% at CER) to $154.5 million (2018: $136.4m), despite the discontinuation of our Seroquel® distribution business. The consolidated net income attributable to Chi-Med from our Prescription Drugs business grew 10% (14% at CER) to $37.5 million (2018: $34.1m).

Oncology Business Department (“OBD”):  During 2019 we began building our in-house, wholly-owned, commercial organization in oncology, the OBD, which has now grown to approximately 140 commercial staff.  We plan to expand the OBD to 300-350 commercial staff to support the potential launch of surufatinib in non-pancreatic NET in China in late 2020.

During 2019, in-market sales of Elunate® to third-parties, based on data provided by Lilly, were $17.6 million.  Under the terms of our licensing agreement with Lilly, Chi-Med reported $10.8 million in revenues (2018: $3.6m) from manufacturing product sales and royalties from Elunate®.  Lilly is responsible for all commercialization activity for Elunate® and, as a result of the recent NRDL inclusion, intends to ramp-up sales coverage in 2020.

We believe that Elunate® and surufatinib, if approved, have the potential to be important products in the China market for VEGFR/VEGF inhibitors which, according to Frost & Sullivan, has grown from $500 million in 2015 to over $1.5 billion in 2019 and is expected to reach $5 billion by 2026.

SHPL: Our own-brand Prescription Drugs business, operated through our non-consolidated joint venture SHPL, is a well-established large-scale business. In 2019, SHPL sales fell 1% (up 3% at CER) to $272.1 million (2018: $275.7m).

The SHPL operation is large-scale, with a commercial team of about 2,300 medical sales representatives allowing for the promotion and scientific detailing of our products not just in hospitals in provincial capitals and medium-sized cities, but also in the majority of county-level hospitals in China.  SHPL’s GMP-certified factory holds 74 drug product manufacturing licenses and is operated by about 540 manufacturing staff.

She Xiang Bao Xin (“SXBX”) pill: SHPL’s main product is SXBX pill, an oral vasodilator prescription therapy for coronary artery disease. There are over one million deaths due to coronary artery disease per year in China.  SXBX pill is the third largest botanical prescription drug in this indication in China, with market share in January to October 2019 of 18.0% (2018: 17.0%) nationally and 51.0% (2018: 48.0%) in Shanghai.

Sales of SXBX pill have grown more than twenty-fold since 2001 due to continued geographical expansion of sales coverage, including 3% (7% at CER) to $239.5 million in 2019 (2018: $233.1m).

SXBX pill is protected by a formulation patent that expires in 2029 and is one of less than two dozen proprietary prescription drugs represented on China’s National Essential Medicines List, which means that all Chinese state-owned health care institutions are required to carry it. SXBX pill is fully reimbursed in all China.

In early 2019, SHPL was awarded the 2018 State Scientific and Technological Progress Award (“SSTPA”) — Second Prize, which was presented by President Xi Jinping, Premier Li Keqiang and other state leaders of China at the National Science and Technology Awards Ceremony.  This SHPL award was one of only two such SSTPA awards given this year to studies in the botanical drug industry.

Concor®: Concor® (Bisoprolol tablets) is a cardiac beta1-receptor blocker, relieving hypertension and reducing high blood pressure. Concor® holds the number two national market share position in China’s beta-blocker drug market. SHPL markets Concor® in nine provinces in China (2018: six), containing about 600 million people.

Hutchison Sinopharm: Our Prescription Drugs commercial services business, which in addition to commercializing our own products, provides distribution and marketing services to third-party companies in China.  In 2019, Hutchison Sinopharm sales grew by 8% (13% at CER) to $143.7 million (2018: $132.8m).

Hutchison Sinopharm has a dedicated team of over 200 commercial staff focused on two key areas of operation.  Firstly, a commercial team that markets over 700 third-party prescription drug products directly to over 360 public and private hospitals in the Shanghai region and through a network of 50 distributors to cover all other provinces in China.  Second, a commercial team that markets Chi-Med’s own science-based infant nutrition products in over 8,000 outlets and through a network over 23,000 promoters and over 200,000 members.

CONSUMER HEALTH BUSINESS:

In 2019, sales of our Consumer Health subsidiaries fell 14% (-13% at CER) to $34.4 million (2018: $40.1m) due to rationalization of certain low margin products; but the consolidated net income attributable to Chi-Med from our Consumer Health business was up 7% (12% at CER) to $9.9 million in 2019 (2018: $9.3m).

HBYS: Our non-consolidated joint venture, HBYS, focuses on the manufacture, marketing and distribution of primarily OTC and limited prescription pharmaceutical products. In 2019, HBYS sales were flat (up 4% at CER) at $215.4 million (2018: $215.8m), as a result of an increase in sales of our second wave products being offset by a decrease in mature product sales.

Its Bai Yun Shan brand is a market-leading, household name, known by the majority of Chinese consumers. In addition to about 1,000 manufacturing staff in Guangdong and Anhui and 185 drug product licenses, HBYS has a commercial team of about 900 sales staff that covers the national retail pharmacy channel in China.

Fu Fang Dan Shen (“FFDS”) tablets and Banlangen granules: FFDS tablets (angina) and Banlangen granules (anti-viral cold/flu), the two main products of HBYS, are generic OTC drugs with leading national market share. FFDS sales were down 17% (-13% at CER) to $47.0 million (2018: $56.3m) due to heightened competition. Banlangen sales were up 3% (8% at CER) to $64.3 million (2018: $62.6m), due to the moderate 2019 flu season that preceded the recent Covid-19 outbreak in China.

Given the maturity of FFDS and Banlangen, HBYS has focused in recent years on building a second wave of products. These products, including Nao Xin Qing tablets (cerebrovascular diseases) and Kou Yan Qing granules (periodontitis), made progress in 2019 growing 14% (18% at CER) to $64.3 million (2018: $56.6m).

HBYS property update: HBYS’s vacant Plot 2 (26,700 sqm.) in Guangzhou has been listed for sale as part of the Guangzhou municipal government’s urban redevelopment scheme plan for several years. Last month, the Guangzhou Mayor’s Office cleared the Plot 2 sale process to proceed, which we expect to be completed in steps over the next twelve months.

Commercial Platform dividends:

The profits of the Commercial Platform continue to pass on to the Chi-Med Group through dividend payments primarily from our non-consolidated joint ventures, SHPL and HBYS. Dividends of $28.1 million (2018: $35.2m) were paid from these joint ventures to the Chi-Med Group level during 2019. Aggregate dividends received by Chi-Med Group level from SHPL and HBYS have been over $220 million.

Christian Hogg
Chief Executive Officer
March 3, 2020

USE OF NON-GAAP FINANCIAL MEASURES AND RECONCILIATION

In addition to financial information prepared in accordance with U.S. GAAP, this announcement also contains certain non-GAAP financial measures based on management’s view of performance including:

•            Adjusted Innovation Platform segment operating loss;

•            Adjusted Group net cash flows excluding financing activities; and

•            CER.

Management uses such measures internally for planning and forecasting purposes and to measure the Chi-Med Group’s overall performance. We believe these adjusted financial measures provide useful and meaningful information to us and investors because they enhance investors’ understanding of the continuing operating performance of our business and facilitate the comparison of performance between past and future periods. These adjusted financial measures are non-GAAP measures and should be considered in addition to, but not as a substitute for, the information prepared in accordance with U.S. GAAP. Other companies may define these measures in different ways.

Adjusted Innovation Platform segment operating loss: We exclude the impact of the revenue received from external customers of our Innovation Platform, which is reinvested into our clinical trials, to derive our adjusted Innovation Platform segment operating loss. Revenue received from external customers of our Innovation Platform consists of milestone and other payments from our collaboration partners. The variability of such payments makes the identification of aggregate investment made in R&D activities and the associated trends more difficult. We believe the presentation of adjusted Innovation Platform segment operating loss provides useful and meaningful information about our ongoing R&D activities by enhancing investors’ understanding of the scope of our normal, recurring operating R&D investment.

Adjusted Group net cash flows excluding financing activities: We include the change in short-term investments for the year to the change in cash and cash equivalents for the year, and exclude the net cash (used in)/generated from financing activities for the year to derive our adjusted Group net cash flows excluding financing activities. We believe the presentation of adjusted Group net cash flows excluding financing activities provides useful and meaningful information about the change in our cash resources excluding those from financing activities which may present significant year-to-year differences.

CER: We remove the effects of currency movements from year-to-year comparisons by retranslating the current year’s performance at previous year’s foreign currency exchange rates. Because we have significant operations in China, the RMB to U.S. dollar exchange rates used for translation may have a significant effect on our reported results. We believe the presentation at CER provides useful and meaningful information because it facilitates year-to-year comparisons of our results and increases the transparency of our underlying performance.

Reconciliation of GAAP to Adjusted Innovation Platform segment operating loss:

$’millions	2019	2018
Innovation Platform segment operating loss	(133.3)	(104.6)
Less: Segment revenue from external customers — Innovation Platform	(16.0)	(37.6)

Adjusted Innovation Platform segment operating loss	(149.3)	(142.2)

Reconciliation of GAAP change in cash and cash equivalents and short-term investments to Adjusted Group net cash flows excluding financing activities:

$’millions	2019	2018
Cash and cash equivalents and short-term investments at end of year	217.2	301.0
Less: Cash and cash equivalents and short-term investments at beginning of year	(301.0)	(358.3)
Add: Net cash used in financing activities for the year	1.5	8.2
Adjusted Group net cash flows excluding financing activities	(82.3)	(49.1)

* For this guidance, rounded numbers are provided which are considered to serve better illustration purpose.

Reconciliation of GAAP sales and net income attributable to Chi-Med—Commercial Platform to CER:

	Year Ended		Change Amount			Change %
$’millions (except %)	Dec 31, 2019	Dec 31, 2018	Actual	CER	Exchange effect	Actual	CER	Exchange effect
Consolidated sales
Commercial Platform	188.9	176.5	12.4	19.2	(6.8)	7%	11%	-4%
— Prescription Drugs^	154.5	136.4	18.1	24.4	(6.3)	13%	18%	-5%
— Consumer Health	34.4	40.1	(5.7)	(5.2)	(0.5)	-14%	-13%	-1%

^ Includes:
— Hutchison Sinopharm	143.7	132.8	10.9	17.2	(6.3)	8%	13%	-5%

Non-consolidated joint venture sales	487.5	491.5	(4.0)	17.2	(21.2)	-1%	3%	-4%
— SHPL	272.1	275.7	(3.6)	7.9	(11.5)	-1%	3%	-4%
— HBYS	215.4	215.8	(0.4)	9.3	(9.7)	0%	4%	-4%

Consolidated net income attributable to Chi-Med
Commercial Platform	47.4	43.4	4.0	5.9	(1.9)	9%	13%	-4%
— Prescription Drugs	37.5	34.1	3.4	4.7	(1.3)	10%	14%	-4%
— Consumer Health	9.9	9.3	0.6	1.2	(0.6)	7%	12%	-5%

Sales of Key Products
— SXBX pill	239.5	233.1	6.4	16.5	(10.1)	3%	7%	-4%
— FFDS	47.0	56.3	(9.3)	(7.2)	(2.1)	-17%	-13%	-4%
— Banlangen	64.3	62.6	1.7	4.8	(3.1)	3%	8%	-5%
— Nao Xin Qing and Kou Yan Qing	64.3	56.6	7.7	10.4	(2.7)	14%	18%	-4%

Hutchison China MediTech Limited

Consolidated Balance Sheets

(in US$’000, except share data)

			December 31,
	Note		2019	2018
Assets
Current assets
Cash and cash equivalents	5		121,157	86,036
Short-term investments	6		96,011	214,915
Accounts receivable—third parties	7		41,410	40,176
Accounts receivable—related parties	22	(ii)	1,844	2,782
Other receivables, prepayments and deposits	8		15,769	13,434
Amounts due from related parties	22	(ii)	24,623	889
Inventories	9		16,208	12,309
Total current assets			317,022	370,541
Property, plant and equipment	10		20,855	16,616
Right-of-use assets	11		5,516	—
Leasehold land			1,110	1,174
Goodwill			3,112	3,186
Long-term prepayment			1,103	1,356
Other intangible asset			275	347
Deferred tax assets	23	(ii)	815	580
Investments in equity investees	12		98,944	138,318
Amount due from a related party	22	(ii)	16,190	—
Deferred issuance cost			180	—
Total assets			465,122	532,118
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	13		23,961	25,625
Other payables, accruals and advance receipts	14		81,624	56,327
Lease liabilities	11		3,216	—
Income tax payable	23	(iii)	1,828	555
Deferred revenue	19		2,106	2,540
Amounts due to related parties	22	(ii)	366	432
Total current liabilities			113,101	85,479
Lease liabilities	11		3,049	—
Deferred tax liabilities	23	(ii)	3,158	4,836
Long-term bank borrowings	15		26,818	26,739
Deferred revenue	19		133	408
Other non-current liabilities			5,960	2,401
Total liabilities			152,219	119,863
Commitments and contingencies	16

Company’s shareholders’ equity
Ordinary shares; $0.10 par value; 1,500,000,000 shares authorized; 666,906,450 and 666,577,450 shares issued at December 31, 2019 and 2018 respectively	17		66,691	66,658
Additional paid-in capital			514,904	505,585
Accumulated losses			(289,734)	(183,004)
Accumulated other comprehensive loss			(3,849)	(243)
Total Company’s shareholders’ equity			288,012	388,996
Non-controlling interests			24,891	23,259
Total shareholders’ equity			312,903	412,255
Total liabilities and shareholders’ equity			465,122	532,118

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison China MediTech Limited

Consolidated Statements of Operations

(in US$’000, except share and per share data)

			Year Ended December 31,
	Note		2019	2018	2017
Revenues
Goods—third parties			175,990	156,234	194,860
—related parties	22	(i)	7,637	8,306	8,486
Services—commercialization—third parties			2,584	11,660	1,860
—collaboration research and development—third parties			15,532	17,681	16,858
—research and development—related parties	22	(i)	494	7,832	9,682
Other collaboration revenue—royalties—third parties			2,653	261	—
—licensing—third parties			—	12,135	9,457
Total revenues	19		204,890	214,109	241,203
Operating expenses
Costs of goods—third parties			(152,729)	(129,346)	(168,331)
Costs of goods—related parties			(5,494)	(5,978)	(6,056)
Costs of services—commercialization—third parties			(1,929)	(8,620)	(1,433)
Research and development expenses	20		(138,190)	(114,161)	(75,523)
Selling expenses			(13,724)	(17,736)	(19,322)
Administrative expenses			(39,210)	(30,909)	(23,955)
Total operating expenses			(351,276)	(306,750)	(294,620)
			(146,386)	(92,641)	(53,417)
Other income/(expense)
Interest income	25		4,944	5,978	1,220
Other income			1,855	1,798	808
Interest expense	25		(1,030)	(1,009)	(1,455)
Other expense			(488)	(781)	(692)
Total other income/(expense)			5,281	5,986	(119)
Loss before income taxes and equity in earnings of equity investees			(141,105)	(86,655)	(53,536)
Income tax expense	23	(i)	(3,274)	(3,964)	(3,080)
Equity in earnings of equity investees, net of tax	12		40,700	19,333	33,653
Net loss			(103,679)	(71,286)	(22,963)
Less: Net income attributable to non-controlling interests			(2,345)	(3,519)	(3,774)
Net loss attributable to the Company			(106,024)	(74,805)	(26,737)
Losses per share attributable to the Company—basic and diluted (US$ per share)	24		(0.16)	(0.11)	(0.04)
Number of shares used in per share calculation—basic and diluted	24		665,683,145	664,263,820	617,171,710

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison China MediTech Limited

Consolidated Statements of Comprehensive Loss

(in US$’000)

	Year Ended December 31,
	2019	2018	2017
Net loss	(103,679)	(71,286)	(22,963)
Other comprehensive (loss)/income
Foreign currency translation (loss)/gain	(4,331)	(6,626)	10,964
Total comprehensive loss	(108,010)	(77,912)	(11,999)
Less: Comprehensive income attributable to non-controlling interests	(1,620)	(2,566)	(5,033)
Total comprehensive loss attributable to the Company	(109,630)	(80,478)	(17,032)

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison China MediTech Limited

Consolidated Statements of Changes in Shareholders’ Equity

(in US$’000, except share data in ’000)

					Accumulated	Total
	Ordinary	Ordinary	Additional		Other	Company’s	Non-	Total
	Shares	Shares	Paid-in	Accumulated	Comprehensive	Shareholders’	controlling	Shareholders’
	Number	Value	Capital	Losses	(Loss)/Income	Equity	Interests	Equity
As at January 1, 2017	607,058	60,706	208,196	(80,357)	(4,275)	184,270	19,790	204,060
Net (loss)/income	—	—	—	(26,737)	—	(26,737)	3,774	(22,963)
Issuance in relation to public offering	56,849	5,685	295,615	—	—	301,300	—	301,300
Issuance costs	—	—	(8,610)	—	—	(8,610)	—	(8,610)
Issuances in relation to share option exercises	563	56	324	—	—	380	—	380
Share-based compensation
Share options	—	—	1,255	—	—	1,255	3	1,258
Long-term incentive plan (“LTIP”)	—	—	1,537	—	—	1,537	1	1,538
	—	—	2,792	—	—	2,792	4	2,796
LTIP—treasury shares acquired and held by Trustee	—	—	(1,367)	—	—	(1,367)	—	(1,367)
Dividends declared to non-controlling shareholders of subsidiaries	—	—	—	—	—	—	(1,594)	(1,594)
Transfer between reserves	—	—	10	(10)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	9,705	9,705	1,259	10,964
As at December 31, 2017	664,470	66,447	496,960	(107,104)	5,430	461,733	23,233	484,966
Impact of change in accounting policy (Note 3)	—	—	—	(1,080)	—	(1,080)	(3)	(1,083)
As at January 1, 2018	664,470	66,447	496,960	(108,184)	5,430	460,653	23,230	483,883
Net (loss)/income	—	—	—	(74,805)	—	(74,805)	3,519	(71,286)
Issuances in relation to share option exercises	2,107	211	2,952	—	—	3,163	—	3,163
Share-based compensation
Share options	—	—	7,885	—	—	7,885	18	7,903
LTIP	—	—	3,224	—	—	3,224	9	3,233
	—	—	11,109	—	—	11,109	27	11,136
LTIP—treasury shares acquired and held by Trustee	—	—	(5,451)	—	—	(5,451)	—	(5,451)
Dividend declared to a non-controlling shareholder of a subsidiary	—	—	—	—	—	—	(2,564)	(2,564)
Transfer between reserves	—	—	15	(15)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(5,673)	(5,673)	(953)	(6,626)
As at December 31, 2018	666,577	66,658	505,585	(183,004)	(243)	388,996	23,259	412,255
Impact of change in accounting policy (Note 3)	—	—	—	(655)	—	(655)	(16)	(671)
As at January 1, 2019	666,577	66,658	505,585	(183,659)	(243)	388,341	23,243	411,584
Net (loss)/income	—	—	—	(106,024)	—	(106,024)	2,345	(103,679)
Issuances in relation to share option exercises	329	33	218	—	—	251	—	251
Share-based compensation
Share options	—	—	7,157	—	—	7,157	16	7,173
LTIP	—	—	2,239	—	—	2,239	12	2,251
	—	—	9,396	—	—	9,396	28	9,424
LTIP—treasury shares acquired and held by Trustee	—	—	(346)	—	—	(346)	—	(346)
Transfer between reserves	—	—	51	(51)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(3,606)	(3,606)	(725)	(4,331)
As at December 31, 2019	666,906	66,691	514,904	(289,734)	(3,849)	288,012	24,891	312,903

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison China MediTech Limited

Consolidated Statements of Cash Flows

(in US$’000)

			Year Ended December 31,
	Note		2019	2018	2017
Net cash used in operating activities	26		(80,912)	(32,847)	(8,943)
Investing activities
Purchases of property, plant and equipment			(8,565)	(6,364)	(5,019)
Deposits in short-term investments			(478,140)	(903,551)	(325,032)
Proceeds from short-term investments			597,044	961,667	76,271
Purchase of a subsidiary company	2		(8,080)	—	—
Cash acquired in purchase of a subsidiary company			16,769	—	—
Investment in an equity investee			—	(8,000)	(7,000)
Net cash generated from/(used in) investing activities			119,028	43,752	(260,780)
Financing activities
Proceeds from issuance of ordinary shares			251	3,868	301,680
Purchases of treasury shares	18	(ii)	(346)	(5,451)	(1,367)
Dividends paid to non-controlling shareholders of subsidiaries			(1,282)	(1,282)	(1,594)
Repayment of loan to a non-controlling shareholder of a subsidiary			—	(1,550)	—
Proceeds from bank borrowings			26,807	26,923	32,540
Repayment of bank borrowings			(26,923)	(30,000)	(49,487)
Payment of issuance and other costs			—	(739)	(8,576)
Net cash (used in)/generated from financing activities			(1,493)	(8,231)	273,196
Net increase in cash and cash equivalents			36,623	2,674	3,473
Effect of exchange rate changes on cash and cash equivalents			(1,502)	(1,903)	2,361
			35,121	771	5,834
Cash and cash equivalents
Cash and cash equivalents at beginning of year			86,036	85,265	79,431
Cash and cash equivalents at end of year			121,157	86,036	85,265
Supplemental disclosure for cash flow information
Cash paid for interest			917	979	763
Cash paid for tax, net of refunds	23	(iii)	3,249	3,752	3,836
Supplemental disclosure for non-cash activities
Accruals made for purchases of property, plant and equipment			1,068	138	1,054
Vesting of treasury shares for LTIP	18	(ii)	944	731	1,800
Accrued issuance costs for public offering			—	—	34

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison China MediTech Limited

Notes to the Consolidated Financial Statements

1. Organization and Nature of Business

Hutchison China MediTech Limited (the “Company”) and its subsidiaries (together the “Group”) are principally engaged in researching, developing, manufacturing and marketing pharmaceutical products. The Group and its equity investees have research and development facilities and manufacturing plants in the People’s Republic of China (the “PRC”) and sell their products mainly in the PRC and Hong Kong.

The Company was incorporated in the Cayman Islands on December 18, 2000 as an exempted company with limited liability under the Companies Law (2000 Revision), Chapter 22 of the Cayman Islands. The address of its registered office is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The Company’s ordinary shares are listed on the AIM market of the London Stock Exchange, and its American depositary shares (“ADS”), each representing five ordinary shares, are traded on the Nasdaq Global Select Market.

Liquidity

As at December 31, 2019, the Group had accumulated losses of US$289,734,000, primarily due to its spending in drug research and development (“Drug R&D”) activities. The Group regularly monitors current and expected liquidity requirements to ensure that it maintains sufficient cash balances and adequate credit facilities to meet its liquidity requirements in the short and long term. As at December 31, 2019, the Group had cash and cash equivalents of US$121,157,000, short-term investments of US$96,011,000 and unutilized bank borrowing facilities of US$119,359,000. Short-term investments comprised of bank deposits maturing over three months. The Group’s operating plan includes the continued receipt of dividends from certain of its equity investees. Dividends received from equity investees for the years ended December 31, 2019, 2018 and 2017 were US$28,135,000, US$35,218,000 and US$55,586,000 respectively.

Based on the Group’s operating plan, the existing cash and cash equivalents, short-term investments and unutilized bank borrowing facilities are considered to be sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months (the look-forward period used).

2. Particulars of Principal Subsidiaries and Equity Investees

		Equity interest
	Place of	attributable to
	establishment	the Group
	and	December 31,
Name	operations	2019	2018	Principal activities
Subsidiaries
Hutchison MediPharma Limited (“HMPL”)	PRC	99.75%	99.75%	Research, development, manufacture and commercialization of pharmaceutical products
Hutchison Whampoa Sinopharm Pharmaceuticals (Shanghai) Company Limited (“HSPL”) (note (a))	PRC	50.87%	51%	Provision of sales, distribution and marketing services to pharmaceutical manufacturers
Hutchison Hain Organic (Hong Kong) Limited (“HHOL”) (note (b))	Hong Kong	50%	50%	Wholesale and trading of healthcare and consumer products
Hutchison Hain Organic (Guangzhou) Limited (“HHOGZL”) (note (b))	PRC	50%	50%	Wholesale and trading of healthcare and consumer products
Hutchison Healthcare Limited	PRC	100%	100%	Manufacture and distribution of healthcare products
Hutchison Consumer Products Limited	Hong Kong	100%	100%	Wholesale and trading of healthcare and consumer products
Nutrition Science Partners Limited (“NSPL”) (note (c))	Hong Kong	99.75%	—	Research and development of pharmaceutical products
Equity investees
Shanghai Hutchison Pharmaceuticals Limited (“SHPL”)	PRC	50%	50%	Manufacture and distribution of prescription drug products
Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited (“HBYS”) (note (d))	PRC	40%	40%	Manufacture and distribution of over-the-counter drug products
NSPL (note (c))	Hong Kong	—	49.88%	Research and development of pharmaceutical products

Notes:

(a)                                In November 2019, a subsidiary of the Group transferred its 51% shareholding in HSPL to HMPL. Afterwards, the effective equity interest of the Group in HSPL changed to 50.87% as at December 31, 2019.

(b)                                HHOL and HHOGZL are regarded as subsidiaries of the Company, as while both shareholders of these subsidiaries have equal representation at their respective boards, in the event of a deadlock, the Group has a casting vote and is therefore able to unilaterally control the financial and operating policies of HHOL and HHOGZL.

(c)                                 As at December 31, 2018, the 50% equity interest in NSPL was held by a 99.75% owned subsidiary of the Group. The effective equity interest of the Group in NSPL was therefore 49.88%. In December 2019, the Group acquired the remaining 50% shareholding in NSPL from the equity investee partner for a consideration of approximately US$8.1 million. Afterwards, the effective equity interest of the Group in NSPL changed to 99.75% as at December 31, 2019.

(d)                                The 50% equity interest in HBYS is held by an 80% owned subsidiary of the Group. The effective equity interest of the Group in HBYS is therefore 40% for the years presented.

3. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements reflect the accounts of the Company and all of its subsidiaries in which a controlling interest is maintained. Investments in equity investees over which the Group has significant influence are accounted for using the equity method. All inter-company balances and transactions have been eliminated in consolidation. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Additionally, estimates are used in determining items such as useful lives of property, plant and equipment, write down of inventories, allowance for doubtful accounts, share-based compensation, impairments of long-lived assets, impairment of other intangible asset and goodwill, income tax expenses, tax valuation allowances, revenues and cost accruals from research and development projects. Actual results could differ from those estimates.

Foreign Currency Translation

The Company’s presentation currency is the U.S. dollar (“US$”). The financial statements of the Company and its subsidiaries with a functional currency other than the US$ have been translated into the Company’s presentation currency. All assets and liabilities of the subsidiaries are translated using year-end exchange rates and revenues and expenses are translated at average exchange rates for the year. Translation adjustments are reflected in accumulated other comprehensive (loss)/income in shareholders’ equity.

Net foreign currency exchange gains of US$246,000 and net foreign exchanges losses of US$233,000 and US$316,000 were recorded in other income and other expense in the consolidated statements of operations for the years ended December 31, 2019, 2018 and 2017 respectively.

Cash and Cash Equivalents

The Group considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of cash on hand and bank deposits and are stated at cost, which approximates fair value.

Short-term Investments

Short-term investments include deposits placed with banks with original maturities of more than three months but less than one year.

Concentration of Credit Risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, other receivables and amounts due from related parties.

The Group places substantially all of its cash and cash equivalents and short-term investments in major financial institutions, which management believes are of high credit quality. The Group has a practice to limit the amount of credit exposure to any particular financial institution.

The Group has no significant concentration of credit risk. The Group has policies in place to ensure that sales are made to customers with an appropriate credit history and the Group performs periodic credit evaluations of its customers. Normally the Group does not require collateral from trade debtors.

Foreign Currency Risk

The Group’s operating transactions and its assets and liabilities in the PRC are mainly denominated in Renminbi (“RMB”), which is not freely convertible into foreign currencies. The Group’s cash and cash equivalents denominated in RMB are subject to government controls. The value of the RMB is subject to fluctuations from central government policy changes and international economic and political developments that affect the supply and demand of RMB in the foreign exchange market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through the PBOC or other PRC foreign exchange regulatory bodies which require certain supporting documentation in order to complete the remittance.

Fair Value of Financial Instruments

The fair value of financial instruments that are measured at fair value is determined according to a fair value hierarchy that prioritizes the inputs and assumptions used, and the valuation techniques used. The three levels of the fair value hierarchy are described as follows:

Level 1	Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2

Inputs are quoted prices for similar assets or liabilities in active markets; or quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3

Inputs are unobservable inputs based on the Group’s assumptions and valuation techniques used to measure assets or liabilities at fair value. The inputs require significant management judgment or estimation.

The assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of assets and liabilities and their placement within the fair value hierarchy levels.

The fair value of assets and liabilities is established using the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and a fair value hierarchy is established based on the inputs used to measure fair value.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from customers based on their outstanding invoices. Management reviews accounts receivable regularly to determine if any receivable will potentially be uncollectible. Estimates are used to determine the amount of allowance for doubtful accounts necessary to reduce accounts receivable to its estimated net realizable value. The amount of the allowance for doubtful accounts is recognized in the consolidated statements of operations.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods comprises raw materials, direct labor, other direct costs and related production overheads (based on normal operating capacity). Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. A provision for excess and obsolete inventory will be made based primarily on forecasts of product demand and production requirements. The excess balance determined by this analysis becomes the basis for excess inventory charge and the written-down value of the inventory becomes its cost. Written-down inventory is not written up if market conditions improve.

Property, Plant and Equipment

Property, plant and equipment consist of buildings, leasehold improvements, plant and equipment, furniture and fixtures, other equipment and motor vehicles. Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the depreciable assets.

Buildings	20 years
Plant and equipment	5-10 years
Furniture and fixtures, other equipment and motor vehicles	4-5 years
Leasehold improvements	Shorter of (a) 5 years or (b) remaining term of lease

Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the consolidated statements of operations in the year of disposition. Additions and improvements that extend the useful life of an asset are capitalized. Repairs and maintenance costs are expensed as incurred.

Impairment of Long-Lived Assets

The Group evaluates the recoverability of long-lived assets in accordance with authoritative guidance on accounting for the impairment or disposal of long-lived assets. The Group evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. If such indicators exist, the first step of the impairment test is performed to assess if the carrying value of the net assets exceeds the undiscounted cash flows of the assets. If yes, the second step of the impairment test is performed in order to determine if the carrying value of the net assets exceeds the fair value. If yes, impairment is recognized for the excess.

Leasehold Land

Leasehold land represents fees paid to acquire the right to use the land on which various plants and buildings are situated for a specified period of time from the date the respective right was granted and are stated at cost less accumulated amortization and impairment loss, if any. Amortization is computed using the straight-line basis over the lease period of 50 years.

Goodwill

Goodwill represents the excess of the purchase price plus fair value of non-controlling interests over the fair value of identifiable assets and liabilities acquired. Goodwill is not amortized, but is tested for impairment at the reporting unit level on at least an annual basis or when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. When performing an evaluation of goodwill impairment, the Group has the option to first assess qualitative factors, such as significant events and changes to expectations and activities that may have occurred since the last impairment evaluation, to determine if it is more likely than not that goodwill might be impaired. If as a result of the qualitative assessment, that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the quantitative fair value test is performed to determine if the fair value of the reporting unit exceeds its carrying value.

Other Intangible Assets

Other intangible assets with finite useful lives are carried at cost less accumulated amortization and impairment loss, if any. Amortization is computed using the straight-line basis over the estimated useful lives of the assets.

Borrowings

Borrowings are recognized initially at fair value, net of debt issuance costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of debt issuance costs) and the redemption value is recognized in the consolidated statements of operations over the period of the borrowings using the effective interest method.

Ordinary Shares

The Company’s ordinary shares are stated at par value of US$0.10 per ordinary share. The difference between the consideration received, net of issuance cost, and the par value is recorded in additional paid-in capital.

Treasury Shares

The Group accounts for treasury shares under the cost method. The treasury shares are purchased for the purpose of the LTIP and held by a trustee appointed by the Group (the “Trustee”) prior to vesting.

Share-Based Compensation

Share options

The Group recognizes share-based compensation expense on share options granted to employees and directors based on their estimated grant date fair value using the Polynomial model. This Polynomial pricing model uses various inputs to measure fair value, including estimated market value of the Company’s underlying ordinary shares at the grant date, contractual terms, estimated volatility, risk-free interest rates and expected dividend yields. The Group recognizes share-based compensation expense in the consolidated statements of operations on a graded vesting basis over the requisite service period, and accounts for forfeitures as they occur.

Share options are classified as equity-settled awards. Share-based compensation expense, when recognized, is charged to the consolidated statements of operations with the corresponding entry to additional paid-in capital.

LTIP

The Group recognizes the share-based compensation expense on the LTIP awards based on a fixed or determinable monetary amount on a straight-line basis for each annual tranche awarded over the requisite period. For LTIP awards with performance targets, prior to their determination date, the amount of LTIP awards that is expected to vest takes into consideration the achievement of the performance conditions and the extent to which the performance conditions are likely to be met. Performance conditions vary by awards, including targets for shareholder returns, free cash flows, revenues, net profit after taxes and/or the achievement of clinical and regulatory milestones.

These LTIP awards are classified as liability-settled awards before the determination date (i.e. the date when the achievement of any performance conditions are known), as they settle in a variable number of shares based on a determinable monetary amount, which is determined upon the actual achievement of performance targets. As the extent of achievement of the performance targets is uncertain prior to the determination date, a probability based on management’s assessment of the achievement of the performance targets has been assigned to calculate the amount to be recognized as an expense over the requisite period.

After the determination date or if the LTIP awards have no performance conditions, the LTIP awards are classified as equity-settled awards. If the performance target is achieved, the Group will pay the determined monetary amount to the Trustee to purchase ordinary shares of the Company or the equivalent ADS. Any cumulative compensation expense previously recognized as a liability will be transferred to additional paid-in capital, as an equity-settled award. If the performance target is not achieved, no ordinary shares or ADS of the Company will be purchased and the amount previously recorded in the liability will be reversed and included in the consolidated statements of operations.

Defined Contribution Plans

The Group’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. The relevant labor regulations require the Group’s subsidiaries in the PRC to pay the local labor and social welfare authority’s monthly contributions at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor and social welfare authorities are responsible for meeting all retirement benefits obligations and the Group’s subsidiaries in the PRC have no further commitments beyond their monthly contributions. The contributions to the plan are expensed as incurred.

The Group also makes payments to other defined contribution plans for the benefit of employees employed by subsidiaries outside the PRC. The defined contribution plans are generally funded by the relevant companies and by payments from employees.

The Group’s contributions to defined contribution plans for the years ended December 31, 2019, 2018 and 2017 amounted to US$3,479,000, US$2,878,000 and US$2,092,000 respectively.

Revenue Recognition

Summary of impact of applying Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (Topic 606) (“ASC 606”)

The Group applied ASC 606 to all contracts at the date of initial application of January 1, 2018. As a result, the Group has changed its accounting policy for revenue recognition as detailed below. The Group applied ASC 606 using the modified retrospective method by recognizing the cumulative effect as an adjustment to opening accumulated losses at January 1, 2018. The comparative information prior to January 1, 2018 has not been adjusted and continues to be reported under ASC 605, Revenue Recognition (Topic 605) (“ASC 605”).

The Group assessed its license and collaboration contracts under ASC 606. Refer to Note 19. As a result of this assessment, the Group recorded an aggregate US$1.1 million deferral of revenue as a cumulative adjustment to opening accumulated losses upon adoption.

For sales of goods and services, the Group applied a portfolio approach to aggregate contracts into portfolios whose performance obligations do not differ materially from each other. In its assessment of each portfolio, the Group assessed the contracts under the new five-step model under ASC 606 and determined there was no significant impact to the timing or amount of revenue recognition under the new guidance.

Under the Group’s previous accounting policy, deferred revenue comprised deferred upfront payments from the Group’s license and collaboration contracts. Under ASC 606, advance payments from customers preceding an entity’s performance are considered contract liabilities; therefore, advance payments from customers from the Group’s Commercial Platform have been reclassified from other payables, accruals and advance receipts to deferred revenue. Expected rebates for sales of goods remain in other payables, accruals and advance receipts.

The following tables summarize the impact of adopting ASC 606 on the Group’s consolidated financial statements as at and for the year ended December 31, 2018, as compared to the amounts as if applying ASC 605:

	As reported		As if applied
	ASC 606	Adjustments	ASC 605
	(in US$’000)
Consolidated Balance Sheet
Current assets	370,541	—	370,541
Non-current assets	161,577	—	161,577
Total assets	532,118	—	532,118
Liabilities and shareholders’ equity
Current liabilities
Other payables, accruals and advance receipts	56,327	187	56,514
Deferred revenue	2,540	(605)	1,935
Other current liabilities	26,612	—	26,612
Total current liabilities	85,479	(418)	85,061
Deferred revenue	408	64	472
Other non-current liabilities	33,976	—	33,976
Total liabilities	119,863	(354)	119,509
Company’s shareholders’ equity
Accumulated losses	(183,004)	384	(182,620)
Accumulated other comprehensive loss	(243)	(31)	(274)
Other shareholders’ equity	572,243	—	572,243
Total Company’s shareholders’ equity	388,996	353	389,349
Non-controlling interests	23,259	1	23,260
Total shareholders’ equity	412,255	354	412,609
Total liabilities and shareholders’ equity	532,118	—	532,118

	As reported		As if applied
	ASC 606	Adjustments	ASC 605
	(in US$’000)
Consolidated Statement of Operations
Total revenues	214,109	(698)	213,411
Total operating expense	(306,750)	—	(306,750)
	(92,641)	(698)	(93,339)
Total other income	5,986	—	5,986
Loss before income taxes and equity in earnings of equity investees	(86,655)	(698)	(87,353)
Income tax expense	(3,964)	—	(3,964)
Equity in earnings of equity investees, net of tax	19,333	—	19,333
Net loss	(71,286)	(698)	(71,984)
Less: Net income attributable to non-controlling interests	(3,519)	2	(3,517)
Net loss attributable to the Company	(74,805)	(696)	(75,501)

	As reported		As if applied
	ASC 606	Adjustments	ASC 605
	(in US$’000)
Consolidated Statement of Comprehensive Loss
Net loss	(71,286)	(698)	(71,984)
Other comprehensive loss	(6,626)	(31)	(6,657)
Total comprehensive loss	(77,912)	(729)	(78,641)
Less: Comprehensive loss attributable to non-controlling interests	(2,566)	2	(2,564)
Total comprehensive loss attributable to the Company	(80,478)	(727)	(81,205)

There were no adjustments to net cash (used in)/generated from operating activities, investing activities or financing activities in the consolidated statement of cash flows.

Accounting policy—ASC 606

Revenue is measured based on consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Group from a customer, are also excluded from revenue. The Group recognizes revenue when it satisfies a performance obligation by transferring control over a good, service or license to a customer.

Nature of goods and services

The following is a description of principal activities, separated by reportable segments, from which the Company generates its revenue:

(i)                                   Innovation Platform

The Innovation Platform reportable segment principally generates revenue from license and collaboration contracts. The license and collaboration contracts generally contain multiple performance obligations including (1) the license to the commercialization rights of a drug compound and (2) the research and development services for each specified treatment indication, which are accounted for separately if they are distinct, i.e. if a product or service is separately identifiable from other items in the arrangement and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

The transaction price generally includes fixed and variable consideration in the form of upfront payment, research and development cost reimbursements, contingent milestone payments and sales-based royalties. Contingent milestone payments are not included in the transaction price until it becomes probable that a significant reversal of revenue will not occur, which is generally when the specified milestone is achieved. The allocation of the transaction price to each performance obligation is based on the relative standalone selling prices of each performance obligation determined at the inception of the contract. The Group estimates the standalone selling prices based on the income approach. Control of the license to the drug compounds transfers at the inception date of the collaboration agreements and consequently, amounts allocated to this performance obligation are generally recognized at a point in time. Conversely, research and development services for each specified indication are performed over time and amounts allocated to these performance obligations are generally recognized over time using cost inputs as a measure of progress. The Group has determined that research and development expenses provide an appropriate depiction of measure of progress for the research and development services. Changes to estimated cost inputs may result in a cumulative catch-up adjustment. Royalty revenues are recognized as future sales occur as they meet the requirements for the sales-usage based royalty exception, and are included in Commercial Platform revenues.

Deferred revenue is recognized if allocated consideration is received in advance of the Group rendering research and development services. Accounts receivable is recognized based on the terms of the contract and when the Group has an unconditional right to bill the customer, which is generally when research and development services are rendered.

(ii)                               Commercial Platform

The Commercial Platform reportable segment principally generates revenue from (1) sales of goods, which are the manufacture or purchase and distribution of products including a prescription drug product developed by the Innovation Platform and other consumer health products, (2) royalty revenues from license and collaboration contracts and (3) sales of services, which are the provision of sales, distribution and marketing services to pharmaceutical manufacturers. The Group evaluates whether it is the principal or agent for these contracts, which include prescription drug products and consumer health products. Where the Group obtains control of the goods for distribution, it is the principal (i.e. recognizes sales of goods on a gross basis). Where the Group does not obtain control of the goods for distribution, it is the agent (i.e. recognizes provision of services on a net basis). Control is primarily evidenced by taking physical possession and inventory risk of the goods.

Revenue from sales of goods is recognized when the customer takes possession of the goods. This usually occurs upon completed delivery of the goods to the customer site. The amount of revenue recognized is adjusted for expected sales incentives as stipulated in the contract, which are generally issued to customers as direct discounts at the point-of-sale or indirectly in the form of rebates. Sales incentives are estimated using the expected value method. Additionally, sales are generally made with a limited right of return under certain conditions. Revenues are recorded net of provisions for sales discounts and returns.

Revenue from provision of services is recognized when the benefits of the services transfer to the customer over time, which is based on the proportionate value of services rendered as determined under the terms of the relevant contract. Additionally, when the amounts that can be invoiced correspond directly with the value to the customer for performance completed to date, the Group recognizes revenue from provision of services based on amounts that can be invoiced to the customer.

Deferred revenue is recognized if consideration is received in advance of transferring control of the goods or rendering of services. Accounts receivable is recognized if the Group has an unconditional right to bill the customer, which is generally when the customer takes possession of the goods or services are rendered. Payment terms differ by subsidiary and customer, but generally range from 45 to 180 days from the invoice date.

Prior accounting policy—ASC 605

Sales

Revenue from sales of goods in the Commercial Platform segment are recognized when goods are delivered and title passes to the customer and there are no further obligations to the customer. Recognition of revenue also requires reasonable assurance of collection of sales proceeds and completion of all performance obligations. Sales discounts are issued to customers as direct discounts at the point-of-sale or indirectly in the form of rebates. Additionally, sales are generally made with a limited right of return under certain conditions. Revenues are recorded net of provisions for sales discounts and returns.

Revenue from sales of services in the Commercial Platform segment are recognized based on amounts that can be invoiced to the customer. The amount that can be invoiced corresponds directly with the value to the customer for performance completed to date.

Revenues from research and development projects

The Group recognizes revenue for the performance of services when each of the following four criteria are met: (i) persuasive evidence of an arrangement exists; (ii) services are rendered; (iii) the sales price is fixed or determinable; and (iv) collectability is reasonably assured.

The Group follows ASC 605-25, Revenue Recognition—Multiple-Element Arrangements and ASC 808, Collaborative Arrangements, if applicable, to determine the recognition of revenue under the Group’s license and collaborative research, development and commercialization agreements. The terms of these agreements generally contain multiple elements, or deliverables, which may include (i) licenses to the Group’s intellectual property, (ii) materials and technology, (iii) clinical supply, and/or (iv) participation in joint research or joint steering committees. The payments the Group may receive under these arrangements typically include one or more of the following: non-refundable, upfront license fees; funding of research and/or development efforts; amounts due upon the achievement of specified milestones; and/or royalties on future product sales.

ASC 605-25 provides guidance relating to the separability of deliverables included in an arrangement into different units of accounting and the allocation of arrangement consideration to the units of accounting. The evaluation of multiple-element arrangements requires management to make judgments about (i) the identification of deliverables, (ii) whether such deliverables are separable from the other aspects of the contractual relationship, (iii) the estimated selling price of each deliverable, and (iv) the expected period of performance for each deliverable.

To determine the units of accounting under a multiple-element arrangement, management evaluates certain separation criteria, including whether the deliverables have stand-alone value, based on the relevant facts and circumstances for each arrangement. Management then estimates the selling price for each unit of accounting and allocates the arrangement consideration to each unit utilizing the relative selling price method. The Group determines the estimated selling price for deliverables within each agreement using vendor-specific objective evidence (“VSOE”) of selling price, if available, or third party evidence of selling price if VSOE is not available, or the Group’s best estimate of selling price, if neither VSOE nor third party evidence is available. Determining the best estimate of selling price for a deliverable requires significant judgment. The Group typically uses its best estimate of a selling price to estimate the selling price for licenses to development work, since it often does not have VSOE or third party evidence of selling price for these deliverables. In those circumstances where the Group applies its best estimate of selling price to determine the estimated selling price of a license to development work, it considers market conditions as well as entity-specific factors, including those factors contemplated in negotiating the agreements as well as internally developed estimates that include assumptions related to the market opportunity, estimated development costs, probability of success and the time needed to commercialize a product candidate pursuant to the license. In validating its best estimate of selling price, the Group evaluates whether changes in the key assumptions used to determine its best estimate of selling price will have a significant effect on the allocation of arrangement consideration between deliverables. The Group recognizes consideration allocated to an individual element when all other revenue recognition criteria are met for that element.

The allocated consideration for each unit of accounting is recognized over the related obligation period in accordance with the applicable revenue recognition criteria.

If there are deliverables in an arrangement that are not separable from other aspects of the contractual relationship, they are treated as a combined unit of accounting, with the allocated revenue for the combined unit recognized in a manner consistent with the revenue recognition applicable to the final deliverable in the combined unit. Payments received prior to satisfying the relevant revenue recognition criteria are recorded as unearned revenue in the accompanying balance sheets and recognized as revenue when the related revenue recognition criteria are met.

The Group typically receives non-refundable, upfront payments when licensing the Group’s intellectual property, which often occurs in conjunction with a research and development agreement. If management believes that the license to the Group’s intellectual property has stand-alone value, the Group generally recognizes revenue attributed to the license upon delivery provided that there are no future performance requirements for use of the license. When management believes that the license to the Group’s intellectual property does not have stand-alone value, the Group will recognize revenue attributed to the license ratably over the contractual or estimated performance period. For payments payable on achievement of milestones that do not meet all of the conditions to be considered substantive, the Group recognizes a portion of the payment as revenue when the specific milestone is achieved, and the contingency is removed. Other contingent event-based payments for which payment is either contingent solely upon the passage of time or the result of a collaborator’s performance are recognized when earned. The Group’s collaboration and license agreements generally include contingent milestone payments related to specified pre-clinical research and development milestones, clinical development milestones, regulatory milestones and sales-based milestones. Pre-clinical research and development milestones are typically payable upon the selection of a compound candidate for the next stage of research and development. Clinical development milestones are typically payable when a product candidate initiates or advances in clinical trial phases or achieves defined clinical events such as proof-of-concept. Regulatory milestones are typically payable upon submission for marketing approval with regulatory authorities or upon receipt of actual marketing approvals for a compound, approvals for additional indications, or upon the first commercial sale. Sales-based milestones are typically payable when annual sales reach specified levels.

At the inception of each arrangement that includes milestone payments, the Group evaluates whether each milestone is substantive and at risk to both parties on the basis of the contingent nature of the milestone. This evaluation includes an assessment of whether (a) the consideration is commensurate with either (i) the entity’s performance to achieve the milestone or (ii) the enhancement of the value of the delivered item(s) as a result of a specific outcome resulting from the entity’s performance to achieve the milestone; (b) the consideration relates solely to past performance; and (c) the consideration is reasonable relative to all of the deliverables and payment terms within the arrangement. The Group evaluates factors such as the scientific, regulatory, commercial and other risks that must be overcome to achieve the respective milestone, the level of effort and investment required to achieve the respective milestone and whether the milestone consideration is reasonable relative to all deliverables and payment terms in the arrangement in making this assessment.

Research and Development Expenses

Research and development expenses consist primarily of salaries and benefits, share-based compensation, materials and supplies, contracted research, consulting arrangements and other expenses incurred to sustain the Group’s research and development programs. Research and development costs are expensed as incurred.

Government Incentives

Incentives from governments are recognized at their fair values. Government incentives that are received in advance are deferred and recognized in the consolidated statements of operations over the period necessary to match them with the costs that they are intended to compensate. Government incentives in relation to the achievement of stages of research and development projects are recognized in the consolidated statements of operations when amounts have been received and all attached conditions have been met. Non-refundable incentives received without any further obligations or conditions attached are recognized immediately in the consolidated statements of operations.

Leases

Summary of impact of applying ASC 842

The Group applied ASC 842 to its various leases at the date of initial application of January 1, 2019. As a result, the Group has changed its accounting policy for leases as detailed below. The core principle of ASC 842 is that a lessee should recognize the assets and liabilities that arise from leases. Therefore, the Group recognizes in the consolidated balance sheets liabilities to make lease payments (the lease liabilities) and right-of-use assets representing its right to use the underlying assets for their lease terms. The Group applied ASC 842 using the optional transition method by recognizing the cumulative effect as an adjustment to opening accumulated losses as at January 1, 2019. The comparative information prior to January 1, 2019 has not been adjusted and continues to be reported under ASC 840, Leases (“ASC 840”).

The Group assessed lease agreements as at January 1, 2019 under ASC 842, except for short-term leases. The Group elected the short-term lease exception for leases with a term of 12 months or less and recognizes lease expenses for such leases on a straight-line basis over the lease term and does not recognize right-of-use assets or lease liabilities accordingly. As a result of this assessment, the Group recorded an aggregate US$0.7 million in additional lease expenses as a cumulative adjustment to opening accumulated losses upon adoption. Additionally, the Group recognized right-of-use assets and lease liabilities of US$5.7 million and US$6.4 million respectively as at January 1, 2019.

The lease liabilities were measured at the present value of the remaining lease payments, discounted using the lessees’ incremental borrowing rate as at January 1, 2019. The Group’s weighted average incremental borrowing rate applied on January 1, 2019 was 3.97% per annum.

A reconciliation of the Group’s reported operating lease commitments as at December 31, 2018 and the Group’s lease liabilities recognized upon adoption of ASC 842 as at January 1, 2019 is as follows:

(in US$’000)
Operating lease commitments as at December 31, 2018 (note (a))	8,835
Less: Leases not commenced as at January 1, 2019	(3,676)
Less: Short-term leases	(5)
Add: Adjustment as a result of the treatment for a termination option (note (b))	1,409
Less: Discount under the lessees’ incremental borrowing rate as at January 1, 2019	(206)
Lease liabilities recognized as at January 1, 2019	6,357

Notes:

(a)                                 Future aggregate minimum payments under non-cancellable operating leases under ASC 840 were as follows:

December 31, 2018
(in US$’000)
Not later than 1 year	3,026
Between 1 to 2 years	2,735
Between 2 to 3 years	1,056
Between 3 to 4 years	882
Between 4 to 5 years	810
Later than 5 years	326
Total minimum lease payments	8,835

(b)                                 The Group leases its corporate offices in Hong Kong through a support service agreement with an indirect subsidiary of CK Hutchison Holdings Limited (“CK Hutchison”), which is the Company’s indirect major shareholder. The support service agreement may be terminated by giving 3-month advance notice; therefore, there was no lease commitment beyond the 3 month advance notice period as at December 31, 2018. This termination option is not considered probable of exercise for the purposes of applying ASC 842.

The Group recognized right-of-use assets as at January 1, 2019 measured at their carrying amounts as if ASC 842 had been applied since their commencement dates, but discounted using the lessees’ incremental borrowing rate as at January 1, 2019.

Recognized right-of-use assets upon adoption were as follows:

(in US$’000)
Offices	4,877
Factories	383
Others	487
5,747

There were no adjustments to net cash generated from/(used in) operating activities, investing activities or financing activities in the consolidated statement of cash flows.

In applying ASC 842 for the first time, the Group has used the following practical expedients permitted by the standard: (i) no reassessment of whether any expired or existing contracts are or contain leases; (ii) no reassessment of the lease classification for any expired or existing leases; (iii) the exclusion of initial direct costs for the measurement of the right-of-use assets at the date of initial application; and (iv) the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

Updated accounting policy—ASC 842

In an operating lease, a lessee obtains control of only the use of the underlying asset, but not the underlying asset itself. An operating lease is recognized as a right-of-use asset with a corresponding liability at the date which the leased asset is available for use by the Group. The Group recognizes an obligation to make lease payments equal to the present value of the lease payments over the lease term. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option.

Lease liabilities include the net present value of the following lease payments: (i) fixed payments; (ii) variable lease payments; and (iii) payments of penalties for terminating the lease if the lease term reflects the lessee exercising that option, if any. Lease liabilities exclude the following payments that are generally accounted for separately: (i) non-lease components, such as maintenance and security service fees and value added tax, and (ii) any payments that a lessee makes before the lease commencement date. The lease payments are discounted using the interest rate implicit in the lease or if that rate cannot be determined, the lessee’s incremental borrowing rate being the rate that the lessee would have to pay to borrow the funds in its currency and jurisdiction necessary to obtain an asset of similar value, economic environment and terms and conditions.

An asset representing the right to use the underlying asset during the lease term is recognized that consists of the initial measurement of the operating lease liability, any lease payments made to the lessor at or before the commencement date less any lease incentives received, any initial direct cost incurred by the Group and any restoration costs.

After commencement of the operating lease, the Group recognizes lease expenses on a straight-line basis over the lease term. The right-of-use asset is subsequently measured at cost less accumulated amortization and any impairment provision. The amortization of the right-of-use asset represents the difference between the straight-line lease expense and the accretion of interest on the lease liability each period. The interest amount is used to accrete the lease liability and to amortize the right-of-use asset. There is no amount recorded as interest expense.

Payments associated with short-term leases are recognized as lease expenses on a straight-line basis over the period of the leases.

Subleases of right-of-use assets are accounted for similar to other leases. As an intermediate lessor, the Group separately accounts for the head-lease and sublease unless it is relieved of its primary obligation under the head-lease. Sublease income is recorded on a gross basis separate from the head-lease expenses. If the total remaining lease cost on the head-lease is more than the anticipated sublease income for the lease term, this is an indicator that the carrying amount of the right-of-use asset associated with the head-lease may not be recoverable, and the right-of-use asset will be assessed for impairment.

Prior accounting policy — ASC 840

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the period of the leases.

Total operating lease rentals for factories and offices for the years ended December 31, 2018 and 2017 amounted to US$3,759,000 and US$2,285,000 respectively. Sublease rentals for the years ended December 31, 2018 and 2017 amounted to US$254,000 and US$274,000 respectively.

Interest Income

Interest generated from cash and cash equivalents and short-term investments is recorded over the period earned. It is measured based on the actual amount of interest the Group earns.

Income Taxes

The Group accounts for income taxes under the liability method. Under the liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and income tax bases of assets and liabilities and are measured using the income tax rates that will be in effect when the differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that some of the net deferred income tax asset will not be realized.

The Group accounts for an uncertain tax position in the consolidated financial statements only if it is more likely than not that the position is sustainable based on its technical merits and consideration of the relevant tax authority’s widely understood administrative practices and precedents. If the recognition threshold is met, the Group records the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement.

The Group recognizes interest and penalties for income taxes, if any, under income tax payable on its consolidated balance sheets and under other expenses in its consolidated statements of operations.

Comprehensive Loss

Comprehensive loss is defined as the change in equity of a business enterprise during a period from transactions, and other events and circumstances from non-owner sources, and currently consists of net loss and foreign currency translation (loss)/gain related to the Company’s subsidiaries.

Losses per Share

Basic losses per share is computed by dividing net loss attributable to the Company by the weighted average number of outstanding ordinary shares in issue during the year. Weighted average number of outstanding ordinary shares in issue excludes treasury shares.

Diluted losses per share is computed by dividing net loss attributable to the Company by the weighted average number of outstanding ordinary shares in issue and dilutive ordinary share equivalents outstanding during the year. Dilutive ordinary share equivalents include ordinary shares and treasury shares issuable upon the exercise or settlement of share-based awards issued by the Company using the treasury stock method. The computation of diluted losses per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect.

Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief executive officer who is the Group’s chief operating decision maker. The chief operating decision maker reviews the Group’s internal reporting in order to assess performance and allocate resources and determined that the Group’s reportable segments are as disclosed in Note 25.

Profit Appropriation and Statutory Reserves

The Group’s subsidiaries and equity investees established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the relevant laws and regulations established in the PRC, the Company’s subsidiaries registered as wholly-owned foreign enterprise have to make appropriations from their after-tax profits (as determined under generally accepted accounting principles in the PRC (“PRC GAAP”)) to reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company’s discretion. For the Group’s equity investees, the amount of appropriations to these funds are made at the discretion of their respective boards.

In addition, Chinese domestic companies must make appropriations from their after-tax profits as determined under PRC GAAP to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the respective company’s discretion.

The use of the general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund is restricted to the offsetting of losses or increases to the registered capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to employees and for the collective welfare of employees. All these reserves are not permitted to be transferred to the company as cash dividends, loans or advances, nor can they be distributed except under liquidation.

Recent Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-13 Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including accounts receivable and other receivables. The Group currently does not expect ASU 2016-13 to have a material impact to the Group’s consolidated financial statements.

Amendments that have been issued by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Group’s consolidated financial statements upon adoption.

4. Fair Value Disclosures

The following table presents the Group’s financial instruments by level within the fair value hierarchy:

	Fair Value Measurement Using
	Level 1	Level 2	Level 3	Total
	(in US$’000)
As at December 31, 2019
Cash and cash equivalents	121,157	—	—	121,157
Short-term investments	96,011	—	—	96,011
As at December 31, 2018
Cash and cash equivalents	86,036	—	—	86,036
Short-term investments	214,915	—	—	214,915

Accounts receivable, other receivables, amounts due from related parties, accounts payable, other payables and amounts due to related parties are carried at cost, which approximates fair value due to the short-term nature of these financial instruments, and are therefore excluded from the above table. Bank borrowings are floating rate instruments and carried at amortized cost, which approximates their fair values, and are therefore excluded from the above table.

5. Cash and Cash Equivalents

	December 31,
	2019	2018
	(in US$’000)
Cash at bank and on hand	85,990	78,556
Bank deposits maturing in three months or less (note (a))	35,167	7,480
	121,157	86,036
Denominated in:
US$ (note (b))	84,911	58,291
RMB (note (b))	27,768	23,254
UK Pound Sterling (“£”) (note (b))	335	331
Hong Kong dollar (“HK$”)	8,143	4,160
	121,157	86,036

Notes:

(a)                                The weighted average effective interest rate on bank deposits for the years ended December 31, 2019 and 2018 was 2.15% per annum and 1.98% per annum respectively (with maturities ranging from 5 to 64 days and from 7 to 90 days respectively).

(b)                                Certain cash and bank balances denominated in RMB, US$ and £ were deposited with banks in the PRC. The conversion of these balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

6. Short-term Investments

	December 31,
	2019	2018
	(in US$’000)
Bank deposits maturing over three months (note)
Denominated in:
US$	73,986	214,538
HK$	22,025	377
	96,011	214,915

Note: The weighted average effective interest rate on bank deposits for the years ended December 31, 2019 and 2018 was 2.65% per annum and 2.18% per annum respectively (with maturities ranging from 91 to 129 days and 91 to 100 days respectively).

7. Accounts Receivable—Third Parties

Accounts receivable from contracts with customers, net of allowance for doubtful accounts, consisted of the following:

	December 31,
	2019	2018
	(in US$’000)
Accounts receivable, gross	41,426	40,217
Allowance for doubtful accounts	(16)	(41)
Accounts receivable, net	41,410	40,176

Substantially all accounts receivable are denominated in RMB, US$ and HK$ and are due within one year from the end of the reporting periods. The carrying values of accounts receivable approximate their fair values due to their short-term maturities.

Movements on the allowance for doubtful accounts:

	2019	2018	2017
	(in US$’000)
As at January 1	41	258	2,720
Increase in allowance for doubtful accounts	16	21	242
Decrease in allowance due to subsequent collection	(41)	(223)	—
Write-off (note)	—	(1)	(2,874)
Exchange difference	—	(14)	170
As at December 31	16	41	258

Note: In December 2015, the Group recorded a provision amounting to approximately US$1,322,000 which represented an outstanding balance due from a distributor. In January 2016, the Group terminated the distributor’s exclusive distribution rights and in December 2017, the amount due was written off along with other allowance for doubtful accounts balances carried forward from prior years.

8. Other receivables, prepayments and deposits

Other receivables, prepayments and deposits consisted of the following:

	December 31,
	2019	2018
	(in US$’000)
Prepayments	3,767	4,250
Purchase rebates	173	190
Deposits	898	856
Value-added tax receivables	8,760	6,605
Interest receivables	537	583
Others	1,634	950
	15,769	13,434

9. Inventories

Inventories, net of provision for excess and obsolete inventories, consisted of the following:

	December 31,
	2019	2018
	(in US$’000)
Raw materials	2,274	652
Finished goods	13,934	11,657
	16,208	12,309

10. Property, Plant and Equipment

Property, plant and equipment consisted of the following:

				Furniture
				and
				fixtures,
				other
			Plant	equipment
		Leasehold	and	and motor	Construction
	Buildings	improvements	equipment	vehicles	in progress	Total
	(in US$’000)
Cost
As at January 1, 2019	2,272	13,684	3,218	16,643	625	36,442
Additions	—	587	247	3,470	5,329	9,633
Disposals	—	—	—	(812)	—	(812)
Transfers	—	3,103	1,096	755	(4,954)	—
Exchange differences	(60)	(352)	(87)	(485)	(72)	(1,056)
As at December 31, 2019	2,212	17,022	4,474	19,571	928	44,207
Accumulated depreciation
As at January 1, 2019	1,330	6,244	782	11,470	—	19,826
Depreciation	114	2,270	402	2,058	—	4,844
Disposals	—	—	—	(720)	—	(720)
Exchange differences	(38)	(210)	(29)	(321)	—	(598)
As at December 31, 2019	1,406	8,304	1,155	12,487	—	23,352
Net book value
As at December 31, 2019	806	8,718	3,319	7,084	928	20,855

				Furniture
				and
				fixtures,
				other
			Plant	equipment
		Leasehold	and	and motor	Construction
	Buildings	improvements	equipment	vehicles	in progress	Total
	(in US$’000)
Cost
As at January 1, 2018	2,372	9,057	2,568	15,154	2,558	31,709
Additions	—	920	48	1,424	4,110	6,502
Disposals	—	(130)	(2)	(223)	—	(355)
Transfers	—	4,253	742	945	(5,940)	—
Exchange differences	(100)	(416)	(138)	(657)	(103)	(1,414)
As at December 31, 2018	2,272	13,684	3,218	16,643	625	36,442
Accumulated depreciation
As at January 1, 2018	1,141	5,296	499	10,553	—	17,489
Depreciation	120	1,323	316	1,727	—	3,486
Disposals	—	(117)	(2)	(203)	—	(322)
Transfers	127	—	—	(127)	—	—
Exchange differences	(58)	(258)	(31)	(480)	—	(827)
As at December 31, 2018	1,330	6,244	782	11,470	—	19,826
Net book value
As at December 31, 2018	942	7,440	2,436	5,173	625	16,616

Depreciation for the year ended December 31, 2017 was US$2,478,000.

11. Leases

The Group leases various offices, factories and other assets. Lease contracts are typically within a period of 1 to 5 years.

Leases consisted of the following:

December 31, 2019
(in US$’000)
Right-of-use assets
Offices (note)	5,281
Factories	112
Others	123
Total right-of-use assets	5,516
Lease liabilities—current	3,216
Lease liabilities—non-current	3,049
Total lease liabilities	6,265

Note: Includes (i) US$0.8 million right-of-use asset for offices in the United States of America that is leased through July 2024 in which the contract has an option to renew the lease up to an additional 3 years; and (ii) US$0.9 million right-of-use asset for corporate offices in Hong Kong that is leased through May 2021 in which the contract has a termination option with 3-months advance notice. The renewal and termination options were not recognized as part of the right-of-use assets and lease liabilities as it was uncertain that the Group will exercise such options.

Lease activities are summarized as follows:

Year Ended December 31, 2019
(in US$’000)
Lease expenses:
Short-term leases with lease terms equal or less than 12 months	311
Leases with lease terms greater than 12 months (note)	3,702
4,013
Sublease rental income	61
Cash paid on lease liabilities	3,886
Non-cash: Lease liabilities recognized from obtaining right-of-use assets	3,197

Note: Includes US$0.3 million in accelerated amortization on right-of-use asset for retail space in the United Kingdom leased through May 2022. The Group had subleased the retail space through May 2022 to a third-party and in December 2019, the sublease was discontinued and the Group recorded accelerated amortization after determining that additional sublease rental income was uncertain.

The weighted average remaining lease term and the weighted average discount rate as at December 31, 2019 was 2.80 years and 4.10% respectively.

Future lease payments are as follows:

December 31, 2019
(in US$’000)
Lease payments:
Not later than 1 year	3,402
Between 1 to 2 years	1,302
Between 2 to 3 years	878
Between 3 to 4 years	796
Between 4 to 5 years	268
Total lease payments (note)	6,646
Less: Discount factor	(381)
Total lease liabilities	6,265

Note: Excludes future lease payments on a lease not commenced as at December 31, 2019 in the aggregate amount of US$1.2 million.

12. Investments in Equity Investees

Investments in equity investees consisted of the following:

	December 31,
	2019	2018
	(in US$’000)
HBYS	22,271	60,992
SHPL	76,226	68,812
NSPL (note)	—	8,102
Other	447	412
	98,944	138,318

Note: On December 9, 2019, NSPL became a subsidiary of the Group. Refer to Note 2.

Particulars regarding the principal equity investees are disclosed in Note 2. All of the equity investees are private companies and there are no quoted market prices available for their shares.

Summarized financial information for the significant equity investees HBYS, SHPL and NSPL is as follows:

(i)                                   Summarized balance sheets

	Commercial Platform				Innovation Platform
	Consumer Health		Prescription Drugs		Drug R&D
	HBYS		SHPL		NSPL
	December 31,
	2019	2018	2019	2018	2019	2018
	(in US$’000)
Current assets	124,704	116,020	141,268	124,512	—	17,320
Non-current assets	95,096	100,353	91,098	98,532	—	—
Current liabilities	(124,051)	(73,974)	(79,533)	(84,357)	—	(1,117)
Non-current liabilities	(48,690)	(17,302)	(6,074)	(6,909)	—	—
Net assets	47,059	125,097	146,759	131,778	—	16,203
Non-controlling interests	(2,518)	(3,113)	—	—	—	—
	44,541	121,984	146,759	131,778	—	16,203

(ii)                               Summarized statements of operations

	Commercial Platform						Innovation Platform
	Consumer Health			Prescription Drugs			Drug R&D
	HBYS			SHPL			NSPL(note (a))
	Year Ended December 31,
	2019	2018	2017	2019	2018	2017	2019	2018	2017
	(in US$’000)
Revenue	215,403	215,838	227,422	272,082	275,649	244,557	—	—	—
Gross profit	115,124	113,137	91,458	194,769	192,939	175,965	—	—	—
Impairment provision (note (b))	—	—	—	—	—	—	—	(30,000)	—
Interest income	160	81	220	582	673	757	250	188	—
Finance cost	(16)	(152)	(117)	—	—	—	—	—	—
Profit/(loss) before taxation	22,926	20,703	24,434	72,324	69,138	66,497	199	(38,198)	(9,210)
Income tax expense (note (c))	(3,634)	(4,227)	(3,629)	(11,015)	(9,371)	(10,874)	—	—	—
Net income/(loss)	19,292	16,476	20,805	61,309	59,767	55,623	199	(38,198)	(9,210)
Non-controlling interests	505	384	(29)	—	—	—	—	—	—
Net income/(loss) attributable to the shareholders of equity investee	19,797	16,860	20,776	61,309	59,767	55,623	199	(38,198)	(9,210)

Notes:

(a)                                The summarized statement of operations for NSPL for the year ended December 31, 2019 is presented up to December 9, 2019 when NSPL became a subsidiary of the Group. NSPL did not have any operating activities for the year ended December 31, 2019 and primarily incurred research and development expenses and an impairment provision during the years ended December 31, 2018 and 2017.

(b)                                On November 19, 2018, NSPL’s Board reviewed the progress of its drug candidates. After due consideration of the timeline and further investments required to complete NSPL’s clinical trials and reach the commercialization stage, it decided to explore alternative strategic options to maximize the economic returns from the drug candidates. NSPL performed an annual impairment assessment of the recoverability of the related US$30 million intangible asset by comparing its carrying amount to the higher of the asset’s value-in-use or its fair value less costs to sell. There was no certainty of an available market or that a suitable buyer or partner can be readily identified and accordingly, NSPL recorded a full impairment provision for the year ended December 31, 2018. The Company’s attributable portion was US$15 million.

(c)                                 The main entities within the HBYS and SHPL groups have been granted the High and New Technology Enterprise (“HNTE”) status. Accordingly, the entities were eligible to use a preferential income tax rate of 15% for the years ended December 31, 2019, 2018 and 2017.

For the years ended December 31, 2019, 2018 and 2017, other immaterial equity investees had net income of approximately US$95,000, US$236,000 and US$117,000 respectively.

(iii)                           Reconciliation of summarized financial information

Reconciliation of the summarized financial information presented to the carrying amount of investments in equity investees is as follows:

	Commercial Platform						Innovation Platform(note)
	Consumer Health			Prescription Drugs			Drug R&D
	HBYS			SHPL			NSPL
	2019	2018	2017	2019	2018	2017	2019	2018	2017
	(in US$’000)
Opening net assets after non-controlling interests as at January 1	121,984	110,616	127,072	131,778	132,731	150,134	16,203	38,401	33,611
Impact of change in accounting policy (ASC 842)	(19)	—	—	(2)	—	—	—	—	—
Net income/(loss) attributable to the shareholders of equity investee	19,797	16,860	20,776	61,309	59,767	55,623	199	(38,198)	(9,210)
Acquisition (Note 2)	—	—	—	—	—	—	(16,402)	—	—
Dividends declared	(93,957)	—	(45,128)	(41,654)	(54,923)	(81,299)	—	—	—
Other comprehensive (loss)/income	(3,264)	(5,492)	7,896	(4,672)	(5,797)	8,273	—	—	—
Investments	—	—	—	—	—	—	—	16,000	14,000
Closing net assets after non-controlling interests as at December 31	44,541	121,984	110,616	146,759	131,778	132,731	—	16,203	38,401
Group’s share of net assets	22,271	60,992	55,308	73,380	65,889	66,365	—	8,102	19,201
Goodwill	—	—	—	2,846	2,923	3,052	—	—	—
Carrying amount of investments as at December 31	22,271	60,992	55,308	76,226	68,812	69,417	—	8,102	19,201

Note: The Innovation Platform includes other immaterial equity investees besides NSPL which became a subsidiary of the Group on December 9, 2019. As at December 31, 2019, the aggregate carrying amount of other immaterial equity investees was approximately US$447,000. As at December 31, 2018 and 2017, the aggregate carrying amount of investments in NSPL and other immaterial equity investees was approximately US$8,514,000 and US$19,512,000 respectively.

The equity investees had the following capital commitments:

December 31, 2019
(in US$’000)
Property, plant and equipment
Contracted but not provided for	2,426

13. Accounts Payable

	December 31,
	2019	2018
	(in US$’000)
Accounts payable—third parties	19,598	14,158
Accounts payable—non-controlling shareholders of subsidiaries (Note 22(iv))	4,363	4,960
Accounts payable—related party (Note 22(ii))	—	6,507
	23,961	25,625

Substantially all accounts payable are denominated in RMB and US$ and due within one year from the end of the reporting period. The carrying values of accounts payable approximate their fair values due to their short-term maturities.

14. Other Payables, Accruals and Advance Receipts

Other payables, accruals and advance receipts consisted of the following:

	December 31,
	2019	2018
	(in US$’000)
Accrued salaries and benefits	12,970	8,715
Accrued research and development expenses	48,531	28,883
Accrued selling and marketing expenses	3,337	4,675
Accrued administrative and other general expenses	8,699	6,181
Deferred government incentives	445	1,817
Deposits	1,778	1,230
Dividend payable to non-controlling shareholder of subsidiary (Note 22(iv))	—	1,282
Others	5,864	3,544
	81,624	56,327

15. Bank Borrowings

Bank borrowings consisted of the following:

	December 31,
	2019	2018
	(in US$’000)
Non-current	26,818	26,739

The weighted average interest rate for outstanding bank borrowings for the years ended December 31, 2019, 2018 and 2017 was 3.30% per annum, 2.79% per annum and 1.90% per annum respectively. In addition, the Group incurred guarantee fees of US$320,000 for the year ended December 31, 2017, which was 0.76% per annum of the weighted average outstanding bank borrowings. No guarantee fees were incurred subsequent to December 31, 2017. The carrying amounts of the Group’s bank borrowings were denominated in HK$.

(i)                                   3-year term loan and 18-month revolving loan facilities

In November 2017, the Group through its subsidiary, entered into facility agreements with a bank for the provision of unsecured credit facilities in the aggregate amount of HK$400,000,000 (US$51,282,000). The credit facilities included (i) a HK$210,000,000 (US$26,923,000) 3-year term loan facility and (ii) a HK$190,000,000 (US$24,359,000) 18-month revolving loan facility. The term loan bore interest at the Hong Kong Interbank Offered Rate (“HIBOR”) plus 1.50% per annum and an upfront fee of HK$1,575,000 (US$202,000). The revolving loan facility bore interest at HIBOR plus 1.25% per annum. These credit facilities were guaranteed by the Company. The term loan was drawn in May 2018 and was fully repaid in June 2019. The revolving loan facility expired in May 2019.

(ii)                               2-year revolving loan facilities

In August 2018, the Group through its subsidiary, entered into two separate facility agreements with banks for the provision of unsecured credit facilities in the aggregate amount of HK$507,000,000 (US$65,000,000). The first credit facility is a HK$351,000,000 (US$45,000,000) revolving loan facility, with a term of 2 years and an interest rate at HIBOR plus 1.35% per annum. The second credit facility is a HK$156,000,000 (US$20,000,000) revolving loan facility, with a term of 2 years and an interest rate at HIBOR plus 1.35% per annum. These credit facilities are guaranteed by the Company. As at December 31, 2019 and 2018, no amount has been drawn from either of the revolving loan facilities.

In February 2017, the Group through its subsidiary, entered into two separate facility agreements with the banks for the provision of unsecured credit facilities in the aggregate amount of HK$546,000,000 (US$70,000,000). The first credit facility included (i) a HK$156,000,000 (US$20,000,000) term loan facility and (ii) a HK$195,000,000 (US$25,000,000) revolving loan facility, both with a term of 18 months and an interest rate at HIBOR plus 1.25% per annum. The second credit facility included (i) a HK$78,000,000 (US$10,000,000) term loan facility and (ii) a HK$117,000,000 (US$15,000,000) revolving loan facility, both with a term of 18 months and an interest rate at HIBOR plus 1.25% per annum. The term loans from the first and second credit facilities were repaid in May 2018. Both revolving loan facilities were terminated in August 2018.

(iii)                           3-year revolving loan facility and 3-year term loan and revolving loan facilities

In November 2018, the Group through its subsidiary, renewed a 3-year revolving loan facility with a bank in the amount of HK$234,000,000 (US$30,000,000) with an interest rate at HIBOR plus 0.85% per annum. This credit facility is guaranteed by the Company. As at December 31, 2019 and 2018, no amount has been drawn from the revolving loan facility.

In May 2019, the Group through its subsidiary, entered into a separate facility agreement with the bank for the provision of additional unsecured credit facilities in the aggregate amount of HK$400,000,000 (US$51,282,000). The 3-year credit facilities include (i) a HK$210,000,000 (US$26,923,000) term loan facility and (ii) a HK$190,000,000 (US$24,359,000) revolving loan facility, both with an interest rate at HIBOR plus 0.85% per annum, and an upfront fee of HK$819,000 (US$105,000) on the term loan. These credit facilities are guaranteed by the Company. The term loan was drawn in October 2019 and is due in May 2022. As at December 31, 2019, no amount has been drawn from the revolving loan facility.

The Group’s bank borrowings are repayable as from the dates indicated as follows:

	December 31,
	2019	2018
	(in US$’000)
Not later than 1 year	—	—
Between 1 to 2 years	—	26,923
Between 2 to 3 years	26,923	—
	26,923	26,923

As at December 31, 2019 and 2018, the Group had unutilized bank borrowing facilities of HK$931,000,000 (US$119,359,000).

16. Commitments and Contingencies

The Group had the following capital commitments:

December 31, 2019
(in US$’000)
Property, plant and equipment
Contracted but not provided for	1,502

The Group does not have any other significant commitments or contingencies.

17. Ordinary Shares

Pursuant to a resolution passed in the Annual General Meeting on April 24, 2019, the Company’s authorized share capital was increased from US$75,000,000 to US$150,000,000 by the addition of 75,000,000 ordinary shares of US$1.00 each (equivalent to 750,000,000 ordinary shares of US$0.10 each after the share split effective on May 30, 2019) in the share capital of the Company.

Pursuant to a resolution passed in the Extraordinary General Meeting on May 29, 2019, with effect from May 30, 2019, each ordinary share of the Company was subdivided into 10 ordinary shares and the par value per ordinary share was changed from US$1.00 to US$0.10. All Company ordinary share and per share amounts presented were adjusted retroactively as the share split was effective when the consolidated financial statements were issued.

As at December 31, 2019, the Company is authorized to issue 1,500,000,000 ordinary shares.

A summary of ordinary shares transactions (in thousands) is as follows:

	2019	2018	2017
As at January 1	666,577	664,470	607,058
Public offering (note)	—	—	56,849
Share option exercises	329	2,107	563
As at December 31	666,906	666,577	664,470

Note: In October 2017, the Company issued 56,849,050 ordinary shares in the form of 11,369,810 ADS for gross proceeds of US$301.3 million. Issuance costs totaled US$8.6 million.

Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors of the Company.

18. Share-based Compensation

(i)                                   Share-based Compensation of the Company

The Company conditionally adopted a share option scheme on June 4, 2005 (as amended on March 21, 2007) and such scheme has a term of 10 years. It expired in 2016 and no further share options can be granted. Another share option scheme was conditionally adopted on April 24, 2015 (the “HCML Share Option Scheme”). Pursuant to the HCML Share Option Scheme, the Board of Directors of the Company may, at its discretion, offer any employees and directors (including Executive and Non-executive Directors but excluding Independent Non-executive Directors) of the Company, holding companies of the Company and any of their subsidiaries or affiliates, and subsidiaries or affiliates of the Company share options to subscribe for shares of the Company.

As at December 31, 2019, the aggregate number of shares issuable under the HCML Share Option Scheme is 23,130,970 ordinary shares and the aggregate number of shares issuable under the prior share option scheme which expired in 2016 is 1,516,180 ordinary shares. Additionally, the number of shares authorized but unissued was 833,093,550 ordinary shares.

Share options granted are generally subject to a four-year vesting schedule, depending on the nature and the purpose of the grant. Share options subject to the four-year vesting schedule, in general, vest 25% upon the first anniversary of the vesting commencement date as defined in the grant letter, and 25% every subsequent year. However, certain share option grants may have a different vesting schedule as approved by the Board of Directors of the Company. No outstanding share options will be exercisable or subject to vesting after the expiry of a maximum of eight to ten years from the date of grant.

A summary of the Company’s share option activity and related information is as follows:

			Weighted average
	Number of	Weighted average	remaining	Aggregate
	share	exercise price in	contractual life	intrinsic value
	options	£ per share	(years)	(in £’000)
Outstanding at January 1, 2017	10,395,960	1.50	6.77	7,900
Granted	1,500,000	3.11
Exercised	(563,090)	0.52
Cancelled	(68,750)	0.61
Outstanding at December 31, 2017	11,264,120	1.77	6.29	43,158
Granted	10,606,260	4.69
Exercised	(2,107,080)	1.40
Cancelled	(1,208,450)	4.30
Outstanding at December 31, 2018	18,554,850	3.31	7.35	15,158
Granted	2,315,000	3.18
Exercised	(329,000)	0.61
Cancelled	(1,012,110)	4.61
Expired	(96,180)	4.65
Outstanding at December 31, 2019	19,432,560	3.27	6.67	18,668
Vested and exercisable at December 31, 2017	9,514,120	1.55	5.81	38,508
Vested and exercisable at December 31, 2018	8,032,040	1.68	4.84	14,843
Vested and exercisable at December 31, 2019	10,139,170	2.39	4.89	16,654

In estimating the fair value of share options granted, the following assumptions were used in the Polynomial model for awards granted in the periods indicated:

	Year Ended December 31,
	2011	2013	2017	2018	2019
Weighted average grant date fair value of share options (in £ per share)	0.18	0.32	1.27	1.67	1.07
Significant inputs into the valuation model (weighted average):
Exercise price (in £ per share)	0.44	0.61	3.11	4.69	3.18
Share price at effective date of grant (in £ per share)	0.43	0.61	3.11	4.66	3.07
Expected volatility (note (a))	46.6%	36.0%	36.3%	37.6%	38.4%
Risk-free interest rate (note (b))	3.13%	3.16%	1.17%	1.46%	0.56%
Contractual life of share options (in years)	10	10	10	10	10
Expected dividend yield (note (c))	0%	0%	0%	0%	0%

Notes:

(a)                                The Company calculated its expected volatility with reference to the historical volatility prior to the issuances of share options.

(b)                                The risk-free interest rates used in the Polynomial model are with reference to the sovereign yield of the United Kingdom because the Company’s ordinary shares are currently listed on AIM and denominated in £.

(c)                                 The Company has not declared or paid any dividends and does not currently expect to do so in the foreseeable future, and therefore uses an expected dividend yield of zero in the Polynomial model.

The Company will issue new shares to satisfy share option exercises. The following table summarizes the Company’s share option exercises:

	Year Ended December 31,
	2019	2018	2017
	(in US$’000)
Cash received from share options exercised	251	3,868	380
Total intrinsic value of share options exercised	1,189	9,394	2,290

The Group recognizes compensation expense on a graded vesting approach over the requisite service period. The following table presents share-based compensation expense included in the Group’s consolidated statements of operations:

	Year Ended December 31,
	2019	2018	2017
	(in US$’000)
Research and development expenses	6,634	7,280	1,284
Administrative expenses	539	623	—
	7,173	7,903	1,284

As at December 31, 2019, the total unrecognized compensation cost was US$9,229,000, and will be recognized on a graded vesting approach over the weighted average remaining service period of 2.74 years.

(ii)                               LTIP

The Company grants awards under the LTIP to participating directors and employees, giving them a conditional right to receive ordinary shares of the Company or the equivalent ADS (collectively the “Awarded Shares”) to be purchased by the Trustee up to a cash amount. Vesting will depend upon continued employment of the award holder with the Group and will otherwise be at the discretion of the Board of Directors of the Company. Additionally, some awards are subject to change based on annual performance targets prior to their determination date.

LTIP awards prior to the determination date

Performance targets vary by award, and may include targets for shareholder returns, free cash flows, revenues, net profit after taxes and the achievement of clinical and regulatory milestones. As the extent of achievement of the performance targets is uncertain prior to the determination date, a probability based on management’s assessment on the achievement of the performance target has been assigned to calculate the amount to be recognized as an expense over the requisite period with a corresponding entry to liability.

LTIP awards after the determination date

Upon the determination date, the Company will pay a determined monetary amount, up to the maximum cash amount based on the actual achievement of the performance target specified in the award, to the Trustee to purchase the Awarded Shares. Any cumulative compensation expense previously recognized as a liability will be transferred to additional paid-in capital, as an equity-settled award. If the performance target is not achieved, no Awarded Shares of the Company will be purchased and the amount previously recorded in the liability will be reversed through share-based compensation expense.

Granted awards under the LTIP are as follows:

	Maximum cash amount per annum	Covered	Performance target
Grant date	(in US$ millions)	financial years	determination date
October 19, 2015	1.8	2014 – 2016	note (a)
March 24, 2016	0.3	note (b)	note (b)
March 15, 2017	0.4	note (c)	note (c)
March 15, 2017 and August 2, 2017	6.0	2017 – 2019	note (d)
December 15, 2017	0.5	2018 – 2019	note (d)
August 6, 2018	0.1	2018 – 2019	note (d)
December 14, 2018	1.5	2019	note (d)
August 5, 2019	0.7	2019	note (d)
October 10, 2019	0.1	note (b)	note (b)

Notes:

(a)                                The annual performance target determination date is the date of the announcement of the Group’s annual results for the covered financial year and vesting occurs one business day after the publication date of the annual report of the Company for the financial year falling two years after the covered financial year to which the LTIP award relates.

(b)                                This award does not stipulate performance targets and is subject to a vesting schedule of 25% on each of the first, second, third and fourth anniversaries of the date of grant.

(c)                                 This award did not stipulate performance targets and vested one business day after the publication date of the annual report for the 2017 financial year.

(d)                                The annual performance target determination date is the date of the announcement of the Group’s annual results for the covered financial year and vesting occurs two business days after the announcement of the Group’s annual results for the financial year falling two years after the covered financial year to which the LTIP award relates.

The Trustee has been set up solely for the purpose of purchasing and holding the Awarded Shares during the vesting period on behalf of the Group using funds provided by the Group. On the determination date, if any, the Company will determine the cash amount, based on the actual achievement of each annual performance target, for the Trustee to purchase the Awarded Shares. The Awarded Shares will then be held by the Trustee until they are vested.

The Trustee’s assets include treasury shares and funds for additional treasury shares, trustee fees and expenses. The number of treasury shares (in the form of ordinary shares or ADS of the Company) held by the Trustee were as follows:

	Number of treasury shares	Cost (in US$’000)
As at January 1, 2017	629,215	2,390
Additions	350,940	1,367
Vested	(420,380)	(1,800)
As at December 31, 2017	559,775	1,957
Additions	795,005	5,451
Vested	(233,750)	(731)
As at December 31, 2018	1,121,030	6,677
Additions	60,430	346
Vested	(240,150)	(944)
As at December 31, 2019	941,310	6,079

Based on the actual achievement of performance targets for the 2019 financial year, the Group expects to purchase up to US$6,766,000 of treasury shares in 2020.

For the years ended December 31, 2019, 2018 and 2017, US$262,000, US$692,000 and US$79,000 of the LTIP awards were forfeited respectively.

The following table presents the share-based compensation expenses recognized under the LTIP awards:

	Year Ended December 31,
	2019	2018	2017
	(in US$’000)
Research and development expenses	2,640	1,000	1,894
Selling and administrative expenses	1,779	1,227	1,529
	4,419	2,227	3,423
Recorded with a corresponding credit to:
Liability	2,694	764	2,336
Additional paid-in capital	1,725	1,463	1,087
	4,419	2,227	3,423

For the years ended December 31, 2019, 2018 and 2017, US$526,000, US$1,770,000 and US$451,000 were reclassified from liability to additional paid-in capital respectively upon LTIP awards reaching the determination date. As at December 31, 2019 and 2018, US$3,403,000 and US$1,235,000 were recorded as liabilities respectively for LTIP awards prior to the determination date.

As at December 31, 2019, the total unrecognized compensation cost was approximately US$10,808,000, which considers expected performance targets and the amount expected to vest, and will be recognized over the requisite periods.

19. Revenues

The following table presents disaggregated revenue:

	ASC 606
	Year Ended December 31, 2019
	Innovation Platform	Commercial Platform(note (a))	Total
	(in US$’000)
Goods—Innovative Medicines (note (b))	—	8,113	8,113
Goods—Distribution	—	175,514	175,514
Services	16,026	2,584	18,610
Royalties (note (b))	—	2,653	2,653
	16,026	188,864	204,890

Third parties	15,532	181,227	196,759
Related parties (Note 22(i))	494	7,637	8,131
	16,026	188,864	204,890

	ASC 606
	Year Ended December 31, 2018
	Innovation Platform	Commercial Platform(note (a))	Total
	(in US$’000)
Goods—Innovative Medicines (note (b))	—	3,324	3,324
Goods—Distribution	—	161,216	161,216
Services	25,513	11,660	37,173
Royalties (note (b))	—	261	261
Licenses (note (c))	12,135	—	12,135
	37,648	176,461	214,109

Third parties	29,816	168,155	197,971
Related parties (Note 22(i))	7,832	8,306	16,138
	37,648	176,461	214,109

	ASC 605
	Year Ended December 31, 2017
	Innovation Platform	Commercial Platform(note (a))	Total
	(in US$’000)
Goods—Distribution	—	203,346	203,346
Services	26,540	1,860	28,400
Milestones (note (d))	9,457	—	9,457
	35,997	205,206	241,203

Third parties	26,315	196,720	223,035
Related parties (Note 22(i))	9,682	8,486	18,168
	35,997	205,206	241,203

Notes:

(a)                                Sales of goods are recognized at a point-in-time and sales of services are recognized over time. The implementation of the two-invoice system in China over the periods presented resulted in a shift from a gross sales of goods revenue model to a net fee-for-service revenue model in the Group’s Commercial Platform, as the Group does not obtain control of the goods for distribution for relevant transactions and is thus considered an agent under ASC 606. Refer to Note 3.

(b)                                Goods—Innovative Medicines and royalties relate to revenue from a prescription drug developed by the Innovation Platform and launched into the market. It was represented under the Commercial Platform due to its transition to the commercial stage for segment reporting. Refer to Note 25.

(c)                                 Under ASC 606, relates to the proportionate amount of milestone payment allocated to the license to the commercialization rights of a drug compound transferred at the inception date of the relevant license and collaboration contract. During the year ended December 31, 2018, the Group received a milestone of US$13.5 million, of which US$12.1 million was allocated to licenses and US$1.4 million was allocated to services.

(d)                                Under ASC 605, relates to milestone payments recognized under the milestone method.

The following table presents liability balances from contracts with customers:

	December 31,
	2019	2018
	(in US$’000)
Deferred revenue
Current—Innovation Platform (note (a))	(1,753)	(2,353)
Current—Commercial Platform (note (b))	(353)	(187)
	(2,106)	(2,540)
Non-current—Innovation Platform (note (a))	(133)	(408)
Total deferred revenue (note (c) and (d))	(2,239)	(2,948)

Notes:

(a)                                Innovation Platform deferred revenue relates to the unamortized upfront and milestone payments and advance consideration received for cost reimbursements, which are attributed to research and development services that have not yet been rendered as at the reporting date, as well as payments in advance from a customer for goods that have not been transferred as at the reporting date.

(b)                                Commercial Platform deferred revenue relates to payments in advance from customers for goods that have not been transferred and services that have not been rendered to the customer as at the reporting date.

(c)                                 Estimated deferred revenue to be recognized over time as from the date indicated is as follows:

December 31, 2019
(in US$’000)
Not later than 1 year	2,106
Between 1 to 2 years	133
2,239

(d)                                As at January 1, 2019, deferred revenue was US$2.9 million, of which US$2.2 million was recognized during the year ended December 31, 2019.

Innovation Platform

Innovation Platform revenue is mainly from license and collaboration agreements as follows:

License and collaboration agreement with Eli Lilly

On October 8, 2013, the Group entered into a licensing, co-development and commercialization agreement in China with Eli Lilly and Company (“Lilly”) relating to fruquintinib (“Lilly Agreement”), a targeted oncology therapy for the treatment of various types of solid tumors. Under the terms of the Lilly Agreement, the Group is entitled to receive a series of payments up to US$86.5 million, including upfront payments and development and regulatory approval milestones. Fruquintinib was successfully commercialized in China in November 2018, and the Group receives tiered royalties in the range of 15% to 20% on all sales in China. Development costs after the first development milestone are shared between the Group and Lilly.

In December 2018, the Group entered into various amendments to the Lilly Agreement (the “2018 Amendment”). Under the terms of the 2018 Amendment, the Group is entitled to determine and conduct future life cycle indications (“LCI”) development of fruquintinib in China beyond the three initial indications specified in the Lilly Agreement and will be responsible for all associated development costs. In return, the Group will receive additional regulatory approval milestones of US$20 million for each LCI approved, for up to three LCI or US$60 million in aggregate, and will increase tiered royalties to a range of 15% to 29% on all fruquintinib sales in China upon the commercial launch of the first LCI.

The 2018 Amendment provides the Group rights to promote fruquintinib in provinces that represent 30% of the sales of fruquintinib in China upon the occurrence of certain commercial milestones by Lilly. Such provinces will expand to 40% of the sales of fruquintinib in China subject to additional criteria being met. In return, Lilly will pay the Group service fees for such promotion and marketing services performed. Additionally, Lilly has provided consent, and freedom to operate, for the Group to enter into joint development collaborations with certain third-party pharmaceutical companies to explore combination treatments of fruquintinib and various immunotherapy agents.

Upfront and cumulative milestone payments according to the Lilly Agreement received up to December 31, 2019 are summarized as follows:

(in US$’000)
Upfront payment	6,500
Development milestone payments achieved	40,000

In addition, the Group signed an option agreement which grants Lilly an exclusive option to expand the fruquintinib rights beyond Hong Kong and China. The option agreement further sets out certain milestone payments and royalty rates that apply in the event the option is exercised on a global basis. The option was determined at the inception of the contract to have minimal value, and in January 2019, Lilly elected not to exercise the option.

The Group adopted ASC 606 on January 1, 2018 and reassessed the Lilly Agreement under the new standard, which resulted in US$0.1 million recognition of previously deferred revenue as a cumulative adjustment to opening accumulated losses as at January 1, 2018, summarized as follows (in US$ millions).

	ASC 605		ASC 606
	December 31, 2017	Opening Adjustments	January 1, 2018
Cumulative amounts recognized to accumulated losses from:
Upfront payment (note (a))	5.7	0.5	6.2
Milestone payments (note (b))	23.7	(0.4)	23.3
	29.4	0.1	29.5

Notes:

(a)                                Upfront payment amounts deferred under ASC 605, but was allocated to the license to fruquintinib transferred at inception under ASC 606, resulting in additional revenue recognition on adoption.

(b)                                Milestone payments had been fully recognized under ASC 605’s milestone method, but was allocated to the portion of research and development services that had not been performed under ASC 606, resulting in deferral of revenue on adoption.

Under ASC 606, the Group identified the following performance obligations under the Lilly Agreement: (1) the license for the commercialization rights to fruquintinib and (2) the research and development services for the specified indications. The transaction price includes the upfront payment, research and development cost reimbursements, milestone payments and sales-based royalties. Milestone payments were not included in the transaction price until it became probable that a significant reversal of revenue would not occur, which is generally when the specified milestone is achieved. The allocation of the transaction price to each performance obligation was based on the relative standalone selling prices of each performance obligation determined at the inception of the contract. Based on this estimation, proportionate amounts of transaction price to be allocated to the license to fruquintinib and the research and development services were 90% and 10% respectively. Control of the license to fruquintinib transferred at the inception date of the agreement and consequently, amounts allocated to this performance obligation were recognized at inception. Conversely, research and development services for each specified indication are performed over time and amounts allocated are recognized over time using the prior and estimated future development costs for fruquintinib as a measure of progress. Royalties are recognized as future sales occur as they meet the requirements for the sales-usage based royalty exception.

The Group identified the following performance obligations under the 2018 Amendment: (1) the research and development services for the LCI and (2) the promotion and marketing services. As at December 31, 2019, no regulatory approval milestones were achieved and no promotion and marketing services had commenced.

Revenue recognized under the Lilly Agreement by transaction price type is as follows:

	ASC 606		ASC 605
	Year Ended December 31,
	2019	2018	2017
	(in US$’000)
Research and development cost reimbursements	3,910	9,309	12,145
Amortization of the upfront payment	88	122	1,589
Recognition and amortization of the milestone payments (note)	7	13,849	4,494
Royalties	2,653	261	—
Goods — Innovative Medicines	8,113	3,324	—
	14,771	26,865	18,228

Note: During the years ended December 31, 2017 and 2018, the Group achieved milestones in relation to the acceptance and approval respectively, of a new drug application by the National Medical Products Administration of China for fruquintinib as a treatment of patients with advanced colorectal cancer.  During the year ended December 31, 2019, no milestones were achieved.

License and collaboration agreement with AstraZeneca

On December 21, 2011 (as amended on August 1, 2016), the Group and AstraZeneca AB (publ) (“AZ”) entered into a global licensing, co-development, and commercialization agreement for savolitinib (“AZ Agreement”), a novel targeted therapy and a highly selective inhibitor of the c-Met receptor tyrosine kinase for the treatment of cancer. Under the terms of the AZ Agreement, the Group is entitled to receive a series of payments up to US$140 million, including upfront payments and development and first-sale milestones. Additionally, the AZ Agreement contains possible significant future commercial sale milestones. Should savolitinib be successfully commercialized outside China, the Group would receive tiered royalties from 9% to 13% on all sales outside of China. Subject to approval of savolitinib in papillary renal cell carcinoma, the Group would receive increased tiered royalties from 14% to 18% on all sales outside of China, and after total aggregate sales of savolitinib have reached US$5 billion, this royalty will step down over a two-year period to an ongoing tiered royalty rate from 10.5% to 14.5%. Should savolitinib be successfully commercialized in China, the Group would receive fixed royalties of 30% based on all sales in China. Development costs for savolitinib in China will be shared between the Group and AZ, with the Group continuing to lead the development in China. AZ will lead and pay for the development of savolitinib for the rest of the world.

Upfront and cumulative milestone payments according to the AZ Agreement received up to December 31, 2019 are summarized as follows:

(in US$’000)
Upfront payment	20,000
Development milestone payments achieved	25,000

The Group adopted ASC 606 on January 1, 2018 and reassessed the AZ Agreement under the new standard, which resulted in US$1.2 million deferral of previously recognized revenue as a cumulative adjustment to opening accumulated losses as at January 1, 2018, summarized as follows (in US$ millions).

	ASC 605		ASC 606
	December 31, 2017	Opening Adjustments	January 1, 2018
Cumulative amounts recognized to accumulated losses from:
Upfront payment (note (a))	19.6	(0.3)	19.3
Milestone payments (note (b))	24.9	(0.9)	24.0
	44.5	(1.2)	43.3

Notes:

(a)                                Upfront payment amounts allocated to research and development services recognized under ASC 606 differed from ASC 605 due to a different basis in measuring progress on adoption, resulting in deferral of revenue.

(b)                                Milestone payments had been fully recognized under ASC 605’s milestone method, but was allocated to the portion of research and development services that had not been performed under ASC 606, resulting in deferral of revenue on adoption.

Under ASC 606, the Group identified the following performance obligations under the AZ Agreement: (1) the license for the commercialization rights to savolitinib and (2) the research and development services for the specified indications. The transaction price includes the upfront payment, research and development cost reimbursements, milestone payments and sales-based royalties. Milestone payments were not included in the transaction price until it became probable that a significant reversal of revenue would not occur, which is generally when the specified milestone is achieved. The allocation of the transaction price to each performance obligation was based on the relative standalone selling prices of each performance obligation determined at the inception of the contract. Based on this estimation, proportionate amounts of transaction price to be allocated to the license to savolitinib and the research and development services were 95% and 5% respectively. Control of the license to savolitinib transferred at the inception date of the agreement and consequently, amounts allocated to this performance obligation were recognized at inception. Conversely, research and development services for each specified indication are performed over time and amounts allocated are recognized over time using the prior and estimated future development costs for savolitinib as a measure of progress.

Revenue recognized under the AZ Agreement by transaction price type is as follows:

	ASC 606		ASC 605
	Year Ended December 31,
	2019	2018	2017
	(in US$’000)
Research and development cost reimbursements	10,883	5,876	3,058
Amortization of the upfront payment	302	273	66
Recognition and amortization of the milestone payments (note)	342	387	4,963
	11,527	6,536	8,087

Note: During the year ended December 31, 2017, the Group achieved a milestone in relation to the Phase III initiation for the secondary indication papillary renal cell carcinoma. During the years ended December 31, 2018 and 2019, no milestones were achieved.

20. Research and Development Expenses

Research and development expenses are summarized as follows:

	Year Ended December 31,
	2019	2018	2017
	(in US$’000)
Clinical trial related costs	87,777	73,693	45,250
Personnel compensation and related costs	46,246	35,340	24,848
Other research and development expenses	4,167	5,128	5,425
	138,190	114,161	75,523

21. Government Incentives

The Group receives government grants from the PRC Government (including the National level and Shanghai Municipal City). Government grants in the Innovation Platform are primarily given in support of Drug R&D activities and are conditional upon i) the Group spending a predetermined amount, regardless of success or failure of the research and development projects and ii) the achievement of certain stages of research and development projects being approved by the relevant PRC government authority. They are refundable to the PRC Government if the conditions, if any, are not met. Government grants in the Commercial Platform are primarily given to promote local initiatives. These government grants may be subject to ongoing reporting and monitoring by the PRC Government over the period of the grant.

Government incentives, which are deferred and recognized in the consolidated statements of operations over the period necessary to match them with the costs that they are intended to compensate, are recognized in other payable, accruals and advance receipts (Note 14) and other non-current liabilities. For the years ended December 31, 2019, 2018 and 2017, the Group received government grants of US$8,742,000, US$1,798,000 and US$1,323,000 respectively.

The government grants were recognized in the consolidated statements of operations as follows:

	Year Ended December 31,
	2019	2018	2017
	(in US$’000)
Research and development expenses	6,133	1,422	876
Other income	780	573	—
	6,913	1,995	876

22. Significant Transactions with Related Parties and Non-Controlling Shareholders of Subsidiaries

The Group has the following significant transactions with related parties and non-controlling shareholders of subsidiaries, which were carried out in the normal course of business at terms determined and agreed by the relevant parties.

(i)                                   Transactions with related parties:

	Year Ended December 31,
	2019	2018	2017
	(in US$’000)
Sales to:
Indirect subsidiaries of CK Hutchison	7,637	8,306	8,486
Revenue from research and development services from:
Equity investees	494	7,832	9,682
Purchases from:
Equity investees	2,465	2,827	1,182
Rendering of marketing services from:
An indirect subsidiary of CK Hutchison	430	546	372
An equity investee	2,682	12,703	10,195
	3,112	13,249	10,567
Rendering of management services from:
An indirect subsidiary of CK Hutchison	931	922	897
Interest paid to:
An indirect subsidiary of CK Hutchison	—	—	132
Guarantee fee on bank borrowing to:
An indirect subsidiary of CK Hutchison	—	—	320

(ii)                               Balances with related parties included in:

	December 31,
	2019	2018
	(in US$’000)
Accounts receivable—related parties
Indirect subsidiaries of CK Hutchison (note (a))	1,844	2,709
An equity investee (note (a))	—	73
	1,844	2,782
Amounts due from related parties
Equity investees (note (a) and (b))	24,623	889
Amount due from a related party
An equity investee (note (b))	16,190	—
Accounts payable
An equity investee (note (a))	—	6,507
Amounts due to related parties
An indirect subsidiary of CK Hutchison (note (c))	366	432
Other deferred income
An equity investee (note (d))	1,103	1,356

Notes:

(a)                                Balances with related parties are unsecured, repayable on demand and interest-free. The carrying values of balances with related parties approximate their fair values due to their short-term maturities.

(b)                                As at December 31, 2019, dividend receivables from an equity investee of approximately US$23,481,000 and US$16,190,000 were included in amounts due from related parties and amount due from a related party respectively. Amount due from a related party is included in non-current assets as the Group and investee have agreed that payment will be deferred until 2021.

(c)                                 Amounts due to an indirect subsidiary of CK Hutchison are unsecured, repayable on demand and interest-bearing if not settled within one month.

(d)                                Other deferred income represents amounts recognized from granting of promotion and marketing rights.

(iii)                           Transactions with non-controlling shareholders of subsidiaries:

	Year Ended December 31,
	2019	2018	2017
	(in US$’000)
Sales	27,343	19,981	13,307
Purchases	13,380	15,568	21,236
Interest expense	—	62	66
Dividend declared	—	2,564	1,594

(iv)                            Balances with non-controlling shareholders of subsidiaries included in:

	December 31,
	2019	2018
	(in US$’000)
Accounts receivable—third parties	5,228	5,070
Accounts payable	4,363	4,960
Other payables, accruals and advance receipts
Dividend payable	—	1,282
Other non-current liabilities
Loan	579	579

23. Income Taxes

(i)                                   Income tax expense

	Year Ended December 31,
	2019	2018	2017
	(in US$’000)
Current tax
HK (note (a))	321	436	572
PRC (note (b))	708	1,293	782
U.S. and others (note (c))	636	235	—
Total current tax	1,665	1,964	1,354
Deferred income tax	1,609	2,000	1,726
Income tax expense	3,274	3,964	3,080

Notes:

(a)                                The Company, two subsidiaries incorporated in the British Virgin Islands and its Hong Kong subsidiaries are subject to Hong Kong profits tax. In March 2018, the Hong Kong two-tiered profits tax rates regime was signed into law under which the first HK$2.0 million (US$0.3 million) of assessable profits of qualifying corporations will be taxed at 8.25%, with the remaining assessable profits taxed at 16.5%. Hong Kong profits tax has been provided for at the relevant rates on the estimated assessable profits less estimated available tax losses, if any, of these entities as applicable.

(b)                                Taxation in the PRC has been provided for at the applicable rate on the estimated assessable profits less estimated available tax losses, if any, in each entity. Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax (“EIT”) rate is 25%. In addition, the EIT Law provides for, among others, a preferential tax rate of 15% for companies which qualify as HNTE. HMPL and its wholly-owned subsidiary Hutchison MediPharma (Suzhou) Limited qualify as a HNTE up to December 31, 2019 and 2020 respectively.

Pursuant to the EIT law, a 10% withholding tax is levied on dividends paid by PRC companies to their foreign investors. A lower withholding tax rate of 5% is applicable under the China-HK Tax Arrangement if direct foreign investors with at least 25% equity interest in the PRC companies are Hong Kong tax residents, and meet the conditions or requirements pursuant to the relevant PRC tax regulations regarding beneficial ownership. Since the equity holders of the major subsidiaries and equity investees of the Company are Hong Kong incorporated companies and Hong Kong tax residents, and meet the aforesaid conditions or requirements, the Company has used 5% to provide for deferred tax liabilities on retained earnings which are anticipated to be distributed. As at December 31, 2019 and 2018, the amounts accrued in deferred tax liabilities relating to withholding tax on dividends were determined on the basis that 100% of the distributable reserves of the major subsidiaries and equity investees operating in the PRC will be distributed as dividends.

(c)                                 The Company’s subsidiary in the U.S. with operations in New Jersey and New York States is subject to U.S. taxes, primarily federal and state taxes, which have been provided for at approximately 21% (federal) and 9% and 16.55% (New Jersey and New York state respectively) on the estimated assessable profit respectively. Certain income receivable by the Company is subject to U.S. withholding tax of 30%. One of the Group’s subsidiaries is subject to Finland corporate tax at 20% on the estimated assessable profits in relation to its permanent establishment in Finland.

The reconciliation of the Group’s reported income tax expense to the theoretical tax amount that would arise using the tax rates of the Company against the Group’s loss before income taxes and equity in earnings of equity investees is as follows:

	Year Ended December 31,
	2019	2018	2017
	(in US$’000)
Loss before income taxes and equity in earnings of equity investees	(141,105)	(86,655)	(53,536)
Tax calculated at the statutory tax rate of the Company	(23,282)	(14,298)	(8,833)
Tax effects of:
Different tax rates available in different jurisdictions	2,027	1,349	2,531
Tax valuation allowance	25,498	19,414	11,410
Preferential tax rate difference	(177)	—	—
Preferential tax deduction	(5,444)	(5,800)	(3,347)
Expenses not deductible for tax purposes	4,098	1,902	391
Utilization of previously unrecognized tax losses	(285)	(329)	(387)
Withholding tax on undistributed earnings of PRC entities	1,894	1,983	1,980
Others	(1,055)	(257)	(665)
Income tax expense	3,274	3,964	3,080

(ii)                               Deferred tax assets and liabilities

The significant components of deferred tax assets and liabilities are as follows:

	December 31,
	2019	2018
	(in US$’000)
Deferred tax assets
Tax losses	68,481	48,046
Others	1,733	1,555
Total deferred tax assets	70,214	49,601
Less: Valuation allowance	(69,399)	(49,021)
Deferred tax assets	815	580
Deferred tax liabilities
Undistributed earnings from PRC entities	3,081	4,728
Others	77	108
Deferred tax liabilities	3,158	4,836

The movements in deferred tax assets and liabilities are as follows:

	2019	2018	2017
	(in US’000)
As at January 1	(4,256)	(3,819)	(4,989)
Utilization of previously recognized withholding tax on undistributed earnings	3,390	1,373	3,179
(Charged)/Credited to the consolidated statements of operations
Withholding tax on undistributed earnings of PRC entities	(1,894)	(1,983)	(1,980)
Deferred tax on amortization of intangible assets	18	19	18
Deferred tax on provision for assets	267	(36)	236
Exchange differences	132	190	(283)
As at December 31	(2,343)	(4,256)	(3,819)

The deferred tax assets and liabilities are offset when there is a legally enforceable right to set off and when the deferred income taxes relate to the same fiscal authority.

The tax losses can be carried forward against future taxable income and will expire in the following years:

	December 31,
	2019	2018
	(in US$’000)
No expiry date	40,897	52,866
2021	—	9
2022	182	182
2023	—	—
2024	3,716	4,081
2025	35,648	34,319
2026	47,661	48,328
2027	62,794	63,303
2028	106,793	111,753
2029	154,454	—
	452,145	314,841

The Company believes that it is more likely than not that future operations will not generate sufficient taxable income to realize the benefit of the deferred tax assets. The Company’s subsidiaries have had sustained tax losses, which will expire within five years if not utilized in the case of PRC subsidiaries (ten years for HNTEs), and which will not be utilized in the case of Hong Kong subsidiaries as they do not generate taxable profits. Accordingly, a valuation allowance has been recorded against the relevant deferred tax assets arising from the tax losses.

The table below summarizes changes in the deferred tax valuation allowance:

	2019	2018	2017
	(in US$’000)
As at January 1	49,021	31,662	20,145
Charged to consolidated statements of operations	25,498	19,414	11,410
Utilization of previously unrecognized tax losses	(285)	(329)	(387)
Write-off of tax losses	(3,142)	—	(558)
Others	—	(105)	(89)
Exchange differences	(1,693)	(1,621)	1,141
As at December 31	69,399	49,021	31,662

As at December 31, 2019 and 2018, the Group did not have any material unrecognized uncertain tax positions.

(iii)                           Income tax payable

	2019	2018	2017
	(in US$’000)
As at January 1	555	979	274
Current tax	1,665	1,964	1,354
Withholding tax upon dividend declaration from PRC entities (note (a))	2,581	1,373	3,179
Tax paid (note (b))	(2,970)	(3,752)	(3,836)
Exchange difference	(3)	(9)	8
As at December 31	1,828	555	979

Notes:

(a)                                The amount for 2019 excludes a non-current withholding tax of US$0.8 million which is included under other non-current liabilities.

(b)                                The amount for 2019 excludes the PRC EIT of US$0.3 million prepaid by HSPL which is included under other receivables, prepayments and deposits.

24. Losses per Share

(i)                                   Basic losses per share

Basic losses per share is calculated by dividing the net loss attributable to the Company by the weighted average number of outstanding ordinary shares in issue during the year. Treasury shares held by the Trustee are excluded from the weighted average number of outstanding ordinary shares in issue for purposes of calculating basic losses per share.

	Year Ended December 31,
	2019	2018	2017
Weighted average number of outstanding ordinary shares in issue	665,683,145	664,263,820	617,171,710
Net loss attributable to the Company (US$’000)	(106,024)	(74,805)	(26,737)
Losses per share attributable to the Company (US$ per share)	(0.16)	(0.11)	(0.04)

(ii)                               Diluted losses per share

Diluted losses per share is calculated by dividing net loss attributable to the Company by the weighted average number of outstanding ordinary shares in issue and dilutive ordinary share equivalents outstanding during the year. Dilutive ordinary share equivalents include shares issuable upon the exercise or settlement of share option and LTIP awards issued by the Company using the treasury stock method.

For the years ended December 31, 2019, 2018 and 2017, the share options and LTIP awards issued by the Company were not included in the calculation of diluted losses per share because of their anti-dilutive effect. Therefore, diluted losses per share were equal to basic losses per share for the years ended December 31, 2019, 2018 and 2017.

25. Segment Reporting

The Group determines its operating segments from both business and geographic perspectives as follows:

(i)                  Innovation Platform (Drug R&D): focuses on discovering and developing for commercialization targeted therapies and immunotherapies for the treatment of cancer and immunological diseases; and

(ii)               Commercial Platform: comprises of the manufacture, marketing and distribution of prescription drugs and over-the-counter pharmaceuticals in the PRC as well as consumer health products through Hong Kong. The Commercial Platform is further segregated into two core business areas:

(a)              Prescription Drugs: comprises the development, manufacture, distribution, marketing and sale of prescription drugs; and

(b)             Consumer Health: comprises the development, manufacture, distribution, marketing and sale of over-the-counter pharmaceuticals and consumer health products.

Innovation Platform and Prescription Drugs businesses under the Commercial Platform are primarily located in the PRC. The locations for Consumer Health business under the Commercial Platform are further segregated into the PRC and Hong Kong.

The performance of the reportable segments is assessed based on segment operating (loss)/profit.

In the second half of 2019, the Group began including the results from manufacturing and commercializing a prescription drug developed by the Innovation Platform and launched into the market under Prescription Drugs in the Commercial Platform. It has been included in the Commercial Platform due to its transition to the commercial stage and because commercial resources for innovative medicines are built under the Commercial Platform. The segment information below as at and for the year ended December 31, 2018 has been revised so that all segment disclosures are comparable. There was no revision necessary as at and for the year ended December 31, 2017.

The segment information is as follows:

	Year Ended December 31, 2019
	Innovation
	Platform	Commercial Platform
	Drug	Prescription	Consumer
	R&D	Drugs	Health
				Hong
	PRC	PRC	PRC	Kong	Subtotal	Unallocated	Total
				(in US$’000)
Revenue from external customers	16,026	154,474	11,580	22,810	188,864	—	204,890
Interest income	322	56	23	30	109	4,513	4,944
Equity in earnings of equity investees, net of tax	147	30,654	9,899	—	40,553	—	40,700
Segment operating (loss)/profit	(133,303)	39,421	10,019	1,702	51,142	(17,214)	(99,375)
Interest expense	—	—	—	—	—	1,030	1,030
Income tax expense	260	855	(172)	256	939	2,075	3,274
Net (loss)/income attributable to the Company	(133,234)	37,443	9,200	717	47,360	(20,150)	(106,024)
Depreciation/amortization	4,510	155	20	89	264	168	4,942
Additions to non-current assets (other than financial instruments and deferred tax assets)	9,910	2,754	15	3	2,772	148	12,830

	December 31, 2019
	Innovation
	Platform	Commercial Platform
	Drug	Prescription	Consumer
	R&D	Drugs	Health
				Hong
	PRC	PRC	PRC	Kong	Subtotal	Unallocated	Total
				(in US$’000)
Total assets	97,784	131,881	27,354	12,469	171,704	195,634	465,122
Property, plant and equipment	19,422	424	65	300	789	644	20,855
Right-of-use assets	2,445	2,102	15	349	2,466	605	5,516
Leasehold land	1,110	—	—	—	—	—	1,110
Goodwill	—	2,705	407	—	3,112	—	3,112
Other intangible asset	—	275	—	—	275	—	275
Investments in equity investees	447	76,226	22,271	—	98,497	—	98,944

	Year Ended December 31, 2018
	Innovation
	Platform	Commercial Platform
	Drug	Prescription	Consumer
	R&D	Drugs	Health
				Hong
	PRC	PRC	PRC	Kong	Subtotal	Unallocated	Total
				(in US$’000)
Revenue from external customers	37,648	136,414	11,949	28,098	176,461	—	214,109
Interest income	119	66	16	59	141	5,718	5,978
Equity in earnings of equity investees, net of tax	(18,981)	29,884	8,430	—	38,314	—	19,333
Segment operating (loss)/profit	(104,594)	37,089	9,188	2,721	48,998	(10,717)	(66,313)
Interest expense	—	—	—	62	62	947	1,009
Income tax expense	81	1,063	179	420	1,662	2,221	3,964
Net (loss)/income attributable to the Company	(104,415)	34,083	8,166	1,126	43,375	(13,765)	(74,805)
Depreciation/amortization	3,334	132	23	40	195	61	3,590
Additions to non-current assets (other than financial instruments and deferred tax assets)	5,198	114	36	434	584	720	6,502

	December 31, 2018
	Innovation
	Platform	Commercial Platform
	Drug	Prescription	Consumer
	R&D	Drugs	Health
				Hong
	PRC	PRC	PRC	Kong	Subtotal	Unallocated	Total
				(in US$’000)
Total assets	100,388	118,445	67,352	11,686	197,483	234,247	532,118
Property, plant and equipment	15,223	204	71	418	693	700	16,616
Leasehold land	1,174	—	—	—	—	—	1,174
Goodwill	—	2,779	407	—	3,186	—	3,186
Other intangible asset	—	347	—	—	347	—	347
Investments in equity investees	8,514	68,812	60,992	—	129,804	—	138,318

	Year Ended December 31, 2017
	Innovation
	Platform	Commercial Platform
	Drug	Prescription	Consumer
	R&D	Drugs	Health
				Hong
	PRC	PRC	PRC	Kong	Subtotal	Unallocated	Total
				(in US$’000)
Revenue from external customers	35,997	166,435	9,858	28,913	205,206	—	241,203
Interest income	64	37	13	13	63	1,093	1,220
Equity in earnings of equity investees, net of tax	(4,547)	27,812	10,388	—	38,200	—	33,653
Segment operating (loss)/profit	(51,986)	31,121	10,979	3,042	45,142	(11,584)	(18,428)
Interest expense	—	—	—	66	66	1,389	1,455
Income tax expense	26	934	(457)	509	986	2,068	3,080
Net (loss)/income attributable to the Company	(51,880)	28,999	9,773	1,261	40,033	(14,890)	(26,737)
Depreciation/amortization	2,400	116	17	18	151	27	2,578
Additions to non-current assets (other than financial instruments and deferred tax assets)	5,936	56	43	8	107	30	6,073

Revenue from external customers is after elimination of inter-segment sales. The amount eliminated attributable to sales within Consumer Health business from Hong Kong to the PRC was US$2,332,000, nil and US$2,536,000 for the years ended December 31, 2019, 2018 and 2017 respectively. Sales between segments are carried out at mutually agreed terms.

There was one customer which accounted for over 10% of the Group’s revenue for the year ended December 31, 2019 and 2018 respectively. There were no customers which accounted for over 10% of the Group’s revenue for the years ended December 31, 2017.

Unallocated expenses mainly represent corporate expenses which include corporate employee benefit expenses and the relevant share-based compensation expenses. Unallocated assets mainly comprise cash and cash equivalents and short-term investments.

A reconciliation of segment operating loss to net loss is as follows:

	Year Ended December 31,
	2019	2018	2017
		(in US$’000)
Segment operating loss	(99,375)	(66,313)	(18,428)
Interest expense	(1,030)	(1,009)	(1,455)
Income tax expense	(3,274)	(3,964)	(3,080)
Net loss	(103,679)	(71,286)	(22,963)

26.          Note to Consolidated Statements of Cash Flows

Reconciliation of net loss for the year to net cash used in operating activities:

	Year Ended December 31,
	2019	2018	2017
		(in US$’000)
Net loss	(103,679)	(71,286)	(22,963)
Adjustments to reconcile net loss to net cash used in operating activities
Amortization of finance costs	195	76	147
Depreciation and amortization	4,942	3,590	2,578
Gain from purchase of a subsidiary	(17)	—	—
Loss on retirement of property, plant and equipment	17	33	57
Provision for excess and obsolete inventories	316	37	(16)
Provision for doubtful accounts	(25)	(202)	242
Share-based compensation expense—share options	7,173	7,903	1,316
Share-based compensation expense—LTIP	4,419	2,227	3,423
Equity in earnings of equity investees, net of tax	(40,700)	(19,333)	(33,653)
Dividends received from SHPL and HBYS	28,135	35,218	55,586
Changes in right-of-use assets	224	—	—
Unrealized currency translation loss/(gain)	1,679	1,515	(399)
Changes in income tax balances	304	212	(756)
Changes in working capital
Accounts receivable—third parties	(1,209)	(1,564)	2,160
Accounts receivable—related parties	938	1,078	363
Other receivables, prepayments and deposits	(2,452)	(2,385)	(6,982)
Amounts due from related parties	(282)	27	220
Inventories	(4,215)	(557)	1,049
Long-term prepayment	253	292	123
Accounts payable	(1,664)	1,260	(11,173)
Other payables, accruals and advance receipts	26,019	16,286	5,194
Lease liabilities	(101)	—	—
Deferred revenue	(709)	(239)	(897)
Amounts due to related parties	(66)	(6,589)	(4,287)
Other	(407)	(446)	(275)
Total changes in working capital	16,105	7,163	(14,505)
Net cash used in operating activities	(80,912)	(32,847)	(8,943)

27. Litigation

From time to time, the Group may become involved in litigation relating to claims arising from the ordinary course of business. The Group believes that there are currently no claims or actions pending against the Group, the ultimate disposition of which could have a material adverse effect on the Group’s results of operations, financial position or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. When an unfavorable outcome occurs, there exists the possibility of a material adverse impact on the Group’s financial position and results of operations for the periods in which the unfavorable outcome occurs, and potentially in future periods.

On May 17, 2019, Luye Pharma Hong Kong Ltd. (“Luye”) issued a notice to the Group purporting to terminate a distribution agreement that granted the Group exclusive commercial rights to Seroquel in the PRC for failure to meet a pre-specified target. The Group disagrees with this assertion and believes that Luye have no basis for termination. As a result, the Group commenced legal proceedings in 2019 in order to compel Luye to comply with its obligations under the distribution agreement, or alternatively compensate the Group’s damages. The legal proceedings are still in progress. Accordingly, no adjustment has been made to Seroquel-related balances as at December 31, 2019, including accounts receivable, long-term prepayment, accounts payable and other payables of US$1.1 million, US$1.1 million, US$0.9 million and US$1.1 million respectively.

28. Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries in the PRC are required to make certain appropriations of net after-tax profits or increases in net assets to the statutory surplus fund prior to payment of any dividends. In addition, registered share capital and capital reserve accounts are restricted from withdrawal in the PRC, up to the amount of net assets held in each subsidiary. As a result of these and other restrictions under PRC laws and regulations, the Company’s subsidiaries in the PRC are restricted in their ability to transfer their net assets to the Group in terms of cash dividends, loans or advances, with restricted portions amounting to US$0.3 million and US$7.4 million as at December 31, 2019 and 2018 respectively, which excludes the Company’s subsidiaries with a shareholders’ deficit. Even though the Group currently does not require any such dividends, loans or advances from the PRC subsidiaries, for working capital and other funding purposes, the Group may in the future require additional cash resources from the Company’s subsidiaries in the PRC due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends to make distributions to shareholders.

In addition, the Group has certain investments in equity investees in the PRC, where the Group’s equity in undistributed earnings amounted to US$61.6 million and US$92.2 million as at December 31, 2019 and 2018 respectively.

29. Subsequent Events

The Group evaluated subsequent events through March 3, 2020, which is the date when the consolidated financial statements were issued.

In January 2020, the Company issued 22,000,000 ordinary shares in the form of 4,400,000 ADS for gross proceeds of US$110 million. In February 2020, the Company issued an additional 1,668,315 ordinary shares in the form of 333,663 ADS for gross proceeds of US$8.3 million.